
BUCKEYE
ANNUAL REPORT
2003
SHOWTIMES



Fiscal Year 2003 was another difficult year for the world economy, the paper products industry, and Buckeye Technologies. While we did achieve some recovery in our sales during the January-June period and ended the year with sales of $641 million, about a 1% increase versus the previous year's sales of $635 million, we were not able to return to profitability.

During fiscal year 2003, the Company incurred a loss of $24.9 million after tax (67 cents per share), including impairment and restructuring costs of $24.7 million after tax (also 67 cents per share). This compares to a loss of $26 million after tax (74 cents per share) in fiscal year 2002, which included a $19.1 million after tax (54 cents per share) impairment and restructuring charge.

While our financial performance was disappointing, excluding impairment and restructuring charges, the Company's results did significantly improve in fiscal 2003. Several recent developments give us confidence that the worst is behind us. These include:

- The closure of a competitive dissolving wood pulp mill has given us the opportunity to establish new positions in attractive markets. We have already begun to supply product to acetate wood pulp customers, and we believe that acetate wood pulp will become a major contributor to the Company's profitability.
- The partial closure of the Lumberton plant and the transfer of production to our facilities in Memphis and Germany will enable us to achieve better economies of scale and importantly reduce our cost of producing cotton linter pulp. Although this was a difficult decision, the change will strengthen our Company in the future.



*"We know that the Buckeye organization will bring us through a tough period properly positioned for future success and sustained growth."*

CORPORATE LEADERSHIP TEAM (listed left to right) FRONT ROW: Dave Ferraro SECOND ROW: Gayle Powelson, John Crowe, Chip Aiken THIRD ROW: Howard Cannon, Paul Horne, Sheila Cunningham FOURTH ROW: Bill Handel, Kris Matula, George Ellis

- Over the last fiscal year, the U.S. dollar has weakened by about 13%. Buckeye manufactures 69% of its products in the United States and makes 74% of its sales outside the United States, so this reduction in the value of the dollar should improve our competitive position.
- The validity of our Stac-Pac™ packaging system for delivering nonwoven products has been reaffirmed by the European Patent Office. Since product packaged using the Stac-Pac™ approach now accounts for almost one quarter of our airlaid shipment volume, this will be a sizeable benefit in further increasing the sales of our nonwoven products.

Our results have suffered greatly during the past two years because too large a percentage of our sales has been concentrated in fluff pulp and other near commodity applications. To accelerate our progress in moving away from these near commodities, we have recently reorganized our Product Development organization to emphasize getting new ideas to the marketplace more quickly. We are experiencing some early success in test markets in new areas.

Looking forward, the major focus of the Company will be to build our sales to leverage the capacity we added before the recession hit and to reduce our debt. Our vision is to establish Buckeye as a company that delivers fiber solutions. Buckeye is uniquely positioned to provide wood, cotton, and airlaid nonwoven fiber solutions to diverse and broad markets.

The Company's greatest strength continues to be its highly competent and dedicated workforce. We know that the Buckeye organization will bring us through a tough period properly positioned for future success and sustained growth.

In closing, we want to acknowledge the tremendous contribution to our business by Bob Cannon, our former Chairman and CEO, who retired on June 30, 2003. Mr. Cannon has guided the Company since its formation with skill, imagination, and energy. He has been a great teacher and role model for all of us. We are indeed fortunate that he will continue to provide guidance as a member of our Board of Directors.

As always, we greatly appreciate the support of our customers, suppliers, and stockholders.

D. B. Ferraro
*Chairman & Chief Executive Officer*

J. B. Crowe
*President & Chief Operating Officer*

BUCKEYE
TECHNOLOGIES INC.


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Buckeye Technologies Inc.

Starting over 80 years ago, Buckeye is operating successfully today largely due to the creativity and resourcefulness of our people. The culture at Buckeye is built around the team approach where people with a variety of skills and experience work together to achieve common objectives.

Buckeye people focus on satisfying our customers around the world. We build long-term alliances with our customers, who are often market leaders in their respective industries and in the geographic markets they serve. Buckeye engineers and scientists work closely with


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customers through all stages of product development and manufacture in order to tailor products to meet their specific requirements.

Within Buckeye's 10 manufacturing facilities, our people are dedicated to providing our products at an attractive value. The innovative ideas and technical skills of Buckeye's organization have made it possible to reduce operating costs while improving product quality and increasing productivity.


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## *ONE OUTSTANDING PERFORMANCE AFTER ANOTHER*



Buckeye is a leading producer and marketer of value-added specialty cellulose products worldwide. Our expertise in polymer chemistry and fiber science, combined with advanced manufacturing practices, has positioned Buckeye to provide unique and proprietary products for our customers. Buckeye's competitive advantage in these technically demanding niche markets is its unwavering commitment to innovation and customer service. Buckeye is the only manufacturer in the world offering cellulose-based specialty products made from both wood and cotton and utilizing wetlaid and airlaid technologies. As a result, we produce and market a broader range of products than any of our competitors.


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Buckeye's cellulose-based specialty products can be broadly grouped into four categories:

- *Chemical cellulose* is used to impart purity, strength and viscosity in the manufacture of diverse products such as food casings, rayon industrial cord, acetate for LCD screens and high clarity plastics as well as thickeners for personal care products, food and pharmaceuticals.
- *Customized fibers* are used to provide porosity, absorbency, durability and softness in automotive air and oil filters, premium letterhead, currency paper, personal stationery products and cotton swabs.
- *Fluff pulp* is used to provide absorbency and fluid transport in disposable diapers, feminine hygiene products and adult incontinence products.
- *Nonwoven materials* are used to provide absorbency, fluid management and strength in feminine hygiene products, wipes, table top items, food pads and household cleaning products.

# FINANCIAL INFORMATION





BUCKEYE
TECHNOLOGIES INC.

## Results of Operations

Buckeye Technologies Inc. and its subsidiaries manufacture value-added cellulose-based specialty products in the United States, Canada, Germany, Ireland and Brazil and sell these products in worldwide markets. On August 1, 2000, we acquired the cotton cellulose business of Fibra, S.A. located in Americana, Brazil.

During fiscal years 2003 and 2002, we made difficult strategic decisions to reduce overheads and streamline our manufacturing and headquarters operations. These decisions are reflected in our restructuring program and in our announcement of the discontinuation of production of cotton linter pulp at our Lumberton, North Carolina facility.

*Volume and Net Sales*

Net sales in fiscal 2003 were $641.1 million, an increase of $5.9 million or 0.9% over fiscal 2002 of $635.2 million. The anticipated decline in cotton cellulose sales prices from their unusually high levels in fiscal 2002 was offset by higher volume and sales prices for fluff pulp and airlaid nonwoven materials. The decrease in net sales in fiscal 2002 of $96.3 million or 13.2% from fiscal year 2001 sales of $731.5 million was primarily due to lower sales prices on fluff pulp and airlaid nonwovens and lower shipment volumes of cotton cellulose. These decreases were partially offset by higher sales prices of cotton cellulose.

*Operating Income*

Our operating income for fiscal 2003 was $6.8 million, a decrease of $21.8 million compared to fiscal 2002. This decrease was primarily due to higher restructuring and impairment costs recorded in fiscal 2003. These costs are explained in detail later in this discussion.

In fiscal 2002, operating income was $28.6 million or 4.5% of sales compared to $111.1 million or 15.2% of sales in fiscal 2001. This decrease was mainly due to the sales issues previously noted, increased cost of cotton raw materials and the restructuring and impairment costs discussed below. The decrease was partially offset by reducing sales, research and administrative expense by $9.2 million or 19.9% versus the prior year. The reduction in research expenses was the result of focusing efforts on key projects. Our results in both fiscal 2003 and 2002 were adversely affected by the weak global economy.

*Segment Results*

Historically, we reported results in one segment. Although nonwoven materials, processes, customers, distribution methods and regulatory environment are very similar to specialty fibers, we believe it is now appropriate for nonwoven materials to be disclosed as a separate reporting segment from specialty fibers. The specialty fiber segment is an aggregation of cellulosic fibers based on both wood and cotton. We make financial decisions and allocate resources based on the sales and operating income of each segment. We allocate selling, research, and administration expense to each segment and we use the resulting operating income to measure the performance of the segments. We exclude items that are not included in measuring business performance, such as restructuring costs, asset impairment and certain financing and investing costs.

*Specialty fibers*

External net sales in fiscal 2003 were $445.2 million compared to $451.1 million in fiscal 2002, a decrease of $5.9 million or 1.3%. The decrease in net sales in fiscal 2003 was due to lower selling prices on cotton based products being only partially offset by slightly higher unit volumes and the restart of operations at our Americana facility.

During fiscal 2002, specialty fiber external net sales decreased by $76.1 million from the $527.2 million achieved in fiscal 2001. The 14.4% reduction was the result of a 28.3% reduction in the selling price of fluff pulp, being only partially offset by higher average prices on cotton based products.

Sales price increases and decreases for cotton based products are influenced by the variability in the cost and supply of cotton fibers. As the cost of these fibers increased in 2002 we increased our sales prices. As these costs fell during fiscal 2003 we reduced our sales prices. During fiscal 2003 these prices decreased by approximately 13%, while in fiscal 2002 they increased by approximately 10%. Fluff pulp prices vary with market conditions and fell dramatically during fiscal 2002. During fiscal 2003, our average fluff pulp price increased by 3.7% versus fiscal 2002.

Market supply constraints, coupled with a weakening U.S. dollar and higher energy costs, provided the basis for us to increase our list price of fluff pulp by $40 per metric ton effective April 1, 2003. The higher price was partially implemented during the fiscal fourth quarter and was the major contributor to the fact that our average fluff pulp price during the past year was 3.7% higher than the fiscal 2002 average level.

The announced summer closure of one of the world's largest dissolving wood cellulose mills has significantly tightened the market for high purity dissolving wood pulps. We announced a $50 per metric ton price increase effective April 1, 2003 for wood-based products. As we have many calendar year supply agreements with customers, the full impact of this price increase will not be felt until calendar year 2004. However, selling prices meaningfully improved in the fiscal fourth quarter compared to the third quarter. We are capitalizing on this opportunity to significantly reduce our shipments of fluff pulp and to increase our shipments of dissolving chemical pulps - particularly in acetate applications. In the fourth quarter we were able to increase chemical pulp and customized fiber shipments by 6,000 metric tons and reduce fluff pulp shipments by a corresponding amount. We understand that the competitor's mill closed in July and produced a six-month supply of inventory for a key customer. Therefore, we do not anticipate seeing most of the benefits of this change until calendar year 2004.

Operating income for fiscal 2003 was $41.9 million (9.0% of net sales) compared to $39.5 million (8.4% of net sales) for fiscal 2002, an improvement of $2.4 million. This improvement in operating income reflected modestly higher fluff pulp pricing, a more favorable dissolving wood pulp sales mix, operating the Americana facility for most of the year, and operating expense reductions. These improvements were partially offset by margin compression for cotton based products, increased energy and chemicals costs, a cotton raw material write down, and the impact of a strengthening euro on the operating cost of our Glueckstadt, Germany facility. The cost items noted above had a greater impact on the second half of the year than the first half of the year and many are one-time or relatively short-term in nature.

During fiscal 2002, the decrease in operating income versus fiscal 2001 was due mainly to the sales issues previously noted and the increased cost of cotton fibers. These were partially offset by cost reductions resulting from reduced employment and lower sales, research and administrative expenses.

We restarted manufacturing at our Brazilian plant in July 2002. This facility manufactures chemical cellulose and distributes it to a single customer. The plant was idled due to the high cost of cotton linters. During fiscal 2003, we reached an agreement on an extension of the initial volume agreement with our customer. This extension is anticipated to provide sufficient volume to enable the plant to continue to operate at full capacity through calendar year 2004.

*Nonwoven materials*

Net sales in fiscal 2003 were $195.9 million compared to $184.1 million in fiscal 2002, an increase of $11.8 million or 6.4%. The increase in net sales in fiscal 2003 was primarily due to an increase in shipments and strengthening of the euro. Net sales in fiscal 2002 were $20.2 million or 9.9% less than fiscal 2001 primarily due to lower shipment volume, reduced sales prices and mix changes.

Capacity expansions in calendar 2001 have resulted in an oversupplied market with very competitive pricing in North America. The weak global economy has negatively impacted the growth rate of airlaid nonwovens thus slowing the absorption of available capacity.

Nonwoven materials operating income in fiscal 2003 was $4.0 million compared to an operating loss of $2.1 million in fiscal 2002, an improvement of $6.1 million. Our improvement in operating income in fiscal 2003 reflects significant reductions in waste and cost reductions. These improvements were partially offset by the impact of a strengthening Canadian dollar on the operating cost of our Canadian facility.

Our fiscal 2002 operating loss was $6.8 million lower than our operating income of $4.7 million in fiscal 2001. Operating results in fiscal 2002 decreased mainly due to the reduced sales prices previously noted. During fiscal 2002, we were starting up a new airlaid nonwovens machine in North Carolina and installing and starting up new Stac-Pac™ folding machines at all of our locations. These start ups caused us to incur higher-than-normal waste levels and manufacturing costs. These negative factors were partially offset by a decrease in sales, research and administrative expense in fiscal 2002.

*Restructuring Costs*

In early April 2003, we announced our decision to discontinue production of cotton linter pulp at our Lumberton, North Carolina facility. We completed this partial closure in August 2003. We will continue to produce cosmetic cotton products at that location. This decision reflects a steady decline in demand in the cotton fiber paper industry, which has contracted by about one-third since the late 1990's. While cotton linter pulp is one of our core businesses, current demand does not economically justify operating a facility that can only produce products for paper applications.

To better meet our customers' needs, we are consolidating our U.S. cotton linter pulp production at our larger Memphis, Tennessee facility. This facility can produce products for both chemical and paper applications. This consolidation and the resulting increase in facility utilization will enable us to improve our operating results by over $6 million annually and reduce our working capital needs by approximately $10 million. We expect this more efficient operating configuration to reduce our cost of goods sold beginning in January 2004.

As a result of the restructuring, approximately 100 positions were eliminated. Involuntary termination benefits and miscellaneous costs of $0.1 million were paid and $1.5 million were accrued as of June 30, 2003. We expect payments related to the 2003 restructuring program to continue throughout fiscal 2004. All costs of this program are reported in the statements of operations as restructuring costs. We are continuing to pursue cost reduction initiatives company wide.

In fiscal 2002, we initiated a restructuring program designed to deliver cost reductions by reducing overhead expenses. All costs of this program are reported in our statements of operations as restructuring costs. In connection with this program, we paid involuntary termination benefits of $1.0 million in fiscal 2002 and accrued $0.6 million as of June 30, 2002. During fiscal 2003, the major portion of the $0.6 million accrual was paid. As a result of this restructuring, approximately 200 positions were eliminated, which reduced our costs by over $10.0 million annually. Our nonwovens and specialty fibers businesses in North America and Europe were impacted by this cost reduction program. As a part of this restructuring, we closed our engineering offices located in Finland.

*Impairment of Long-lived Assets*

We have evaluated the ongoing value of the property, plant and equipment associated with the Lumberton facility. Using the guidance issued under Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), we determined that long-lived assets associated with the Lumberton facility, having a carrying amount of $36.5 million, were no longer recoverable and were, in fact, impaired. We wrote these assets down to their estimated fair value of $7.9 million in fiscal 2003. This impairment resulted in a $28.6 million non-cash charge against our operations and an $18.6 million after-tax increase in our net loss in fiscal 2003. Additional information is included in Note 4, Impairment and Restructuring Costs, to the Consolidated Financial Statements.

In fiscal 2003 we abandoned certain airlaid nonwovens equipment, which had a carrying value of $7.6 million. We evaluated the ongoing value of these assets, which principally included an uninstalled airlaid machine acquired with the purchase of Walkisoft in 1999 and also included some equipment that did not operate as intended, and wrote them down to their estimated fair value of $0.1 million. We also abandoned certain engineering drawings and fully impaired the carrying value of $0.4 million. These impairments contributed to a $7.9 million decrease in our operating income, and a $5.0 million after-tax increase in net loss, in fiscal 2003.

In the fourth quarter of fiscal 2002, we recorded impairment costs of $10.0 million. The impairment costs related primarily to obsolete airlaid nonwovens packaging equipment that we replaced with more efficient Stac-Pac™ packaging lines.

*Net Interest Expense and Amortization of Debt Costs*

We incurred net interest expense and amortization of debt costs of $46.5 million in fiscal 2003 compared to $48.1 million for the prior fiscal year. This decrease was primarily due to lower interest rates in fiscal 2003, which were partially offset by $1.8 million of interest capitalization in fiscal 2002. Net interest and amortization of debt costs were $3.3 million higher in fiscal 2002 compared to $44.8 million incurred in fiscal 2001. The increase was primarily due to higher levels of debt. The increase was partially offset by the favorable effect of an interest rate swap agreement, which we entered into in May 2001. This interest rate swap agreement exchanged fixed rate interest payments for floating rate interest payments on $100 million of our $150 million aggregate principal amount Senior Subordinated Notes due October 15, 2010.

*Foreign Exchange, Amortization of Intangibles and Other*

Foreign exchange, amortization of intangibles and other expense in fiscal 2003, 2002 and 2001 were $2.4 million, $3.4 million and $2.1 million, respectively. The $1.0 million favorable variance in fiscal 2003 from 2002 was due primarily to an increase of $3.1 million in foreign currency gains partially offset by the settlement of a contract dispute and other miscellaneous items. The higher costs in fiscal 2002 versus fiscal 2001 were due primarily to lower foreign currency gains in fiscal 2002.

*Income Taxes*

Our effective tax rate for fiscal 2003 was 40.8% versus 36.7% in fiscal 2002, which is primarily attributable to the utilization of a foreign net operating loss carryforward that had previously been fully reserved. Our effective tax rate for fiscal 2002 was 36.7% versus 32.7% in fiscal 2001, due to the recognition of higher research and development tax credits in fiscal 2002.

## Financial Condition

Our financial condition improved during the current fiscal year. We are committed to reducing our debt, strengthening our operations and continuing to improve our profitability and cash flow.

***Cash Flow***

*Net cash provided by operating activities*

For the years ended June 30, 2003, 2002 and 2001 we provided cash from operating activities of $55.2 million, $27.9 million and $68.6 million, respectively. The $27.3 million improvement in fiscal 2003 cash flow was due to a $16.1 million increase in operating results before the effect of certain non-cash charges (a change in accounting and impairment of long-lived assets). Additionally, reductions in inventories and the receipt of an $18.3 million federal tax refund that reduced prepaid expenses contributed to the improved cash flows from operations in fiscal 2003. These improvements were partially offset by an increase in accounts receivable due to a change in the terms of a supply contract with a significant customer. The decrease in cash provided by operating activities of $40.7 million for fiscal 2002 was due primarily to lower earnings, lower current liabilities and an increase in prepaid expenses as a result of the federal tax refund not yet received.

*Net cash used in investing activities*

In fiscal 2003, we used $20.4 million cash in investing activities, as compared to $46.1 million in fiscal 2002. $17.7 million of the reduction was due to the redemption of short term investments in fiscal 2003 that had been purchased in fiscal 2002. The remaining decrease in fiscal 2003 was due to continued efforts to reduce capital expenditures and the lack of any major construction or projects during the year. The decrease in cash used in investing activities during fiscal 2002 was due primarily to the completion of the airlaid nonwovens machine at the Gaston plant. Additionally, we used $36.6 million in cash in fiscal 2001 to acquire the Americana facility.

Overall, we used cash to make capital expenditures for property, plant and equipment of $28.4 million in fiscal 2003, $36.0 million in fiscal 2002 and $153.0 million in fiscal 2001. In fiscal 2001 and fiscal 2002, we made these expenditures primarily to construct, purchase, modernize and upgrade our production equipment and facilities. A majority of our capital expenditures in fiscal 2001 related to the construction of the large airlaid nonwovens machine at the Gaston plant. We expect to make capital expenditures (including environmental expenditures and capital costs associated with the scheduled extended maintenance shutdown at our Foley Plant) for fiscal 2004 of not more than $40.0 million.

*Net cash provided by (used in) financing activities*

In fiscal 2003, we used cash to repay $42.5 million in debt including a $22.0 million note payment to UPM-Kymmene in connection with the purchase of Walkisoft. In May 2002, we sold 2,150,000 shares of common stock at a price of $10.00 per share. The net proceeds of the offering were $21.4 million. We also used additional borrowings under our bank credit facilities along with the cash provided by operating activities to make our 2002 and 2001 $22.0 million note payments to UPM-Kymmene.

Our Board of Directors has authorized the repurchase of up to 6.0 million shares of our common stock. Under this authorization, we will hold the repurchased shares as treasury stock and such shares will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. In fiscal 2003, we repurchased no shares of our common stock. Through June 30, 2003, we had repurchased a total of 5,009,300 shares under the current board authority. At June 30, 2003, we were prohibited from repurchasing our common stock under the terms of our revolving credit facility.

***Contractual Obligations***

The following table summarizes our significant contractual cash obligations as of June 30, 2003. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States.

| (In millions) | Total | Less than 1 year | 1-3 years | 3-5 years | Greater than 5 years |
|---|---|---|---|---|---|
| Long-term obligations [1] | $ 661.2 | $ 41.7 | $ 362.3 | $ 99.7 | $ 157.5 |
| Capital lease obligations [2] | 4.0 | 0.8 | 1.7 | 1.2 | 0.3 |
| Operating leases [2] | 2.5 | 1.1 | 0.8 | 0.5 | 0.1 |
| Timber commitments [3] | 99.0 | 13.0 | 39.0 | 26.0 | 21.0 |
| Lint commitments | 15.6 | 15.6 | - | - | - |
| Total contractual cash Obligations | $ 782.3 | $ 72.2 | $ 403.8 | $ 127.4 | $ 178.9 |

[1] See Note 8 to the Consolidated Financial Statements.
[2] See Note 9 to the Consolidated Financial Statements.
[3] See Note 17 to the Consolidated Financial Statements.

***Leverage/Capitalization***

Our total debt decreased to $664.5 million at June 30, 2003 from $701.2 million at June 30, 2002, a decrease of $36.7 million. From June 30, 2001 to June 30, 2002, total debt increased by $42.7 million. Our total debt as a percentage of our total capitalization was 71.6% at June 30, 2003 as compared to 73.4% at June 30, 2002 and 74.0% at June 30, 2001. The interest coverage ratio was 2.1x in 2003, 1.8x in 2002, and 3.7x in 2001.

We present net debt as an additional means by which investors can evaluate our financial condition, liquidity and ability to satisfy rating agency and creditor requirements. We calculate net debt as debt and capital lease obligations less interest rate swap non-cash fair value adjustment to debt, cash, cash equivalents, restricted cash and short-term investments. Our net debt was $605.0 million at June 30, 2003. In the table below, net debt is reconciled to long-term debt and capital lease obligations, the most directly comparable GAAP measures.

| (In millions) | June 30, 2003 | June 30, 2002 |
|---|---|---|
| Debt and capital lease obligations on balance sheet | $ 664.5 | $ 701.2 |
| less: interest rate swap non-cash fair value adjustment to debt | (6.1) | (2.6) |
| less: cash, cash equivalents, restricted cash and short-term investments | (53.4) | (68.2) |
| Net debt | $ 605.0 | $ 630.4 |

***Liquidity***

We have the following major sources of financing: revolving credit facility, receivables-based credit facility and senior subordinated notes. Our revolving credit facility and senior subordinated notes contain various covenants. Based on our recent results of operations and the amendment to our revolving credit facility in July 2003, which was effective as of June 30, 2003, we were in compliance with these covenants as of June 30, 2003 and believe we will remain in compliance through the maturity of the revolving credit facility on March 31, 2005.

*Revolving credit facility*

We amended our revolving credit facility on July 28, 2003 to modify the financial covenants applicable for the period from June 30, 2003 through March 31, 2005. In addition, the lenders under this facility consented to an issuance of new senior notes, provided that we use at least $40 million of the proceeds therefrom to permanently reduce amounts outstanding under the revolving credit facility. These lenders also consented to the prepayment of the $22.0 million note due October 1, 2003 to UPM-Kymmene. The interest rate applicable to borrowings under this revolving credit facility is the agent's prime rate plus 1.75% to 2.25% or, alternatively, a LIBOR-based rate ranging from LIBOR plus 2.75% to LIBOR plus 3.75%. This facility is secured by substantially all of our assets located in the United States. At June 30, 2003, we had outstanding borrowings under this facility of $207.5 million. Letters of credit issued through our revolving credit facility of $2.1 million were outstanding at June 30, 2003. The amount available for borrowing under our credit facility was $5.4 million at June 30, 2003.

*Receivables-based credit facility*

On September 3, 2002, we amended our $30 million receivables-based credit facility. The amendment extended the maturity of this facility from December 4, 2002 to December 4, 2003. The interest rate applicable to borrowings under this facility is one week LIBOR plus 0.75%, and the facility is secured by certain insured receivables. At June 30, 2003, we had outstanding borrowings under this facility of $5.0 million, unused borrowing availability of $24.5 million, and restricted cash of $3.4 million.

*Senior subordinated notes*

At March 31, 2002, our fixed charge coverage ratio (as defined in the Subordinated Note Indentures) fell below 2:1. Falling below the 2:1 ratio does not breach any covenant and is not an event of default under any of our debt agreements. However, as specified in those indentures, until such time as this ratio again equals or exceeds 2:1, we can only incur debt that falls within the definition of "Permitted Indebtedness" in the indentures. As a result, if we elect to refinance any of our bank credit facilities, unless we can then satisfy the 2:1 fixed charge coverage ratio, we will be unable to refinance that portion of our credit facilities that exceed $160 million.

Under each such indenture, the ratio test is measured on a rolling four-quarter basis. While we can offer no assurance in this regard, we believe that our operating results will improve over the next several quarters and that such improved results together with recent reductions in our outstanding debt, will enable us to exceed the required 2:1 ratio necessary to incur ratio debt under the senior subordinated note indentures.

*Interest rate swap*

In May 2001, we entered into an interest rate swap agreement in respect of $100 million of our 8% fixed rate Senior Subordinated Notes maturing in October 2010. The swap agreement converts interest payments from a fixed rate to a floating rate of LIBOR plus 1.97%. The terms of the swap agreement are consistent with the terms of our October 2010 notes; thus, this arrangement qualifies as a fair value hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. As such, we record the net effect from the swap agreement as part of interest expense. The swap agreement settles quarterly until its maturity in October 2010. During fiscal years 2003, 2002 and 2001, the swap agreement reduced our net interest expense by $4.5 million, $3.4 million and $0.3 million, respectively. Based upon interest rates then applicable with respect to similar transactions, we recorded the fair value of the swap agreement as an asset and recorded a corresponding increase in debt of $6.1 million at June 30, 2003 and $2.6 million at June 30, 2002. On September 10, 2003, the swap counter party notified us of their intent to call this interest rate swap on October 15, 2003. The swap counter party will pay us $4 million to terminate the swap agreement.

*Current portion of long-term debt*

In fiscal 2003, we reclassified our Canadian loan (maturing September 30, 2003), our final payment to UPM-Kymmene (due October 1, 2003) and our receivables-based credit facility (maturing December 4, 2003) from long-term debt to current liabilities. We reached agreement in principle to renew our Canadian $20 million (U.S. $14.8 million equivalent based on exchange rates in effect at June 30, 2003) loan. If we elect to renew our Canadian loan, it will have a maturity date of November 30, 2004 and will require a 20% reduction of the principal to Canadian $16 million at September 30, 2003 and all other terms and conditions will remain the same.

*Shelf registration*

On March 15, 2002, we filed a Form S-3 shelf registration statement. The shelf registration statement allows us to issue various types of securities, including common stock, preferred stock and debt securities, from time to time, up to an aggregate of $300 million. We filed the registration statement to gain additional flexibility in accessing capital markets for general corporate purposes. This S-3 registration statement became effective on April 18, 2002. On May 16, 2002, we sold 2,150,000 shares of common stock under this registration statement at a price of $10.00 per share. The net proceeds of the offering were $21.4 million. We used these proceeds for general corporate purposes.

*Refinancing of 2005 Senior Subordinated Notes and revolving credit facility*

We announced on September 2, 2003 that we plan to offer $200 million of senior notes due 2013 in a private offering. The notes will be guaranteed by certain of our subsidiaries. We anticipate using a portion of the net proceeds from the private placement to redeem our 8.5% Senior Subordinated Notes due 2005, pay the related redemption premium and repay a portion of our existing bank debt. On September 15, 2003, we announced the private placement of these senior notes with a maturity date of October 1, 2013, a coupon of 8.5%, and pricing at par. We expect to close on September 22, 2003.

We are also considering a new revolving credit facility in order to refinance our existing revolving credit facility. We have received commitments from three lending institutions, including affiliates of the initial purchasers of the senior notes, to participate in a new credit facility, subject to customary closing conditions. However, we have reached no decision to proceed with this refinancing at this time. While we can offer no assurances, we believe that our cash flow from operations, together with current cash, cash equivalents and short-term investments on hand, will be sufficient to fund necessary capital expenditures (expected not to exceed $40 million in fiscal 2004), meet operating expenses and service our debt obligations for the foreseeable future.

## Critical Accounting Policies

This discussion and analysis is based upon our consolidated financial statements. Our critical and significant accounting policies are more fully described in Note 1, Accounting Policies, to our Consolidated Financial Statements. Some of our accounting policies require us to make significant estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates underlying our financial statements requires the exercise of management's judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. Our management exercises critical judgment in the application of our accounting policies in the following areas, which significantly affect our financial condition and results of operation. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors and with our independent auditors.

*Inventories*

We state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and estimated market values and compare that with the current cost of inventory. If actual market conditions are less favorable than those projected, we may be required to write down inventory.

*Depreciation*

We provide for depreciation on our production machinery and equipment at our cotton cellulose and airlaid nonwovens plants using the units-of-production depreciation method. Under this method, we calculate depreciation based on the expected productive hours of the assets and, in any case, subject to a minimum level of depreciation. If the estimated productive hours of these assets change in the future, we may have to adjust depreciation expense per unit of production accordingly. We use the straight-line method for determining depreciation on our other capital assets.

*Long-lived assets*

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. See Note 4 of our Consolidated Financial Statements for information concerning impairment charges.

We have made acquisitions in the past that included a significant amount of goodwill and other intangible assets. On July 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), and, as a consequence, discontinued the amortization of goodwill. Under the guidelines of SFAS No. 142, goodwill is subject to an annual impairment test based on its estimated fair value. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter. We will continue to amortize other intangible assets that meet certain criteria over their useful lives, and these assets will also be subject to an impairment test based on estimated fair value. We typically base our estimates of fair value on operating earnings and adjust these by a discount factor in valuing future cash flows. The determination of an impairment loss is complex and requires that we make many assumptions and estimates. If our estimates of future cash flows or the underlying assumptions and estimates change, we may need to record additional impairment losses in the future.

*Planned maintenance shutdowns*

We accrue the cost of periodic planned maintenance shutdowns over the period between shutdowns, based on our estimates of incremental spending and fixed overhead cost. If we revise our estimates of the costs of such shutdowns, or if the period between shutdowns changes, then we may be required to adjust the amount of such accruals.

***Recent Accounting Pronouncements***

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the variable interest entity. The primary beneficiary is defined as the party which, as a result of holding its variable interest, absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both. FIN 46 is effective for all new variable interest entities created or acquired after February 1, 2003. The provisions of FIN 46 must be applied to all variable interest entities for the first interim or annual period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a significant impact on our Consolidated Financial Statements.

***Cumulative Effect of Change in Accounting***

Effective July 1, 2001, we adopted SFAS No. 142, which established new accounting and reporting requirements for goodwill and other intangible assets as described in our critical accounting policies. Based on our assessment, effective July 1, 2001 we reduced our goodwill by $11.5 million in the converting business, which we had purchased in the Merfin acquisition in 1997. We recorded no tax benefit as a result of the reduction in the carrying value of goodwill.

## MARKET RISK

We are exposed to market risk from changes in foreign exchange, interest rates, raw material costs and the price of certain commodities used in our production processes. To reduce such risks, we selectively use financial instruments. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures. Further, we do not enter into financial instruments for trading purposes.

The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk, assuming that certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to actual developments in the global financial markets. The analysis methods used to assess and mitigate risks discussed below should not be considered projections of future events or losses.

A discussion of our accounting policies for risk management is included in Accounting Policies in the Notes to the Consolidated Financial Statements.

### *Interest Rates*

The fair value of our long-term public debt is based on an average of the bid and offer prices at year-end. The fair value of the credit facility approximates its carrying value due to its variable interest rate. The carrying value of other long-term debt approximates fair value based on our current incremental borrowing rates for similar types of borrowing instruments. The carrying value and fair value of long-term debt at June 30, 2003 were $661.2 million and $653.3 million, respectively, and at June 30, 2002 were $697.4 million and $656.9 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to $0.9 million at June 30, 2003 and $2.2 million at June 30, 2002.

We had $228.3 million of variable rate long-term debt outstanding at June 30, 2003. At this borrowing level, a hypothetical 10% increase in interest rates would have a $1.1 million unfavorable impact on our pretax earnings and cash flows. The primary interest rate exposures on floating rate debt are with respect to U.S. prime rates and European interbank rates.

At June 30, 2003, we had one interest rate swap agreement with a total notional value of $100.0 million, terminating on October 15, 2010. We entered into the interest rate swap agreement on May 7, 2001. The agreement involves the exchange of fixed-rate interest payments at 8% for floating-rate interest payments at three-month LIBOR plus 1.97% over the life of the agreement without the exchange of any underlying principal amounts. The net amounts paid or received under this interest rate swap agreement are recognized as an adjustment to interest expense.

### *Foreign Currency Exchange Rates*

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. Buckeye and our subsidiaries generally enter into transactions denominated in their respective functional currencies. Our primary foreign currency exposure arises from foreign-denominated revenues and costs and their translation into U.S. dollars. The primary currencies to which we are exposed include the European euro, Canadian dollar and the Brazilian real.

We generally view as long-term our investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, we do not generally hedge these net investments. However, we use capital structuring techniques to manage our net investment in foreign currencies as considered necessary. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates is $180.4 million and $158.1 million at June 30, 2003 and 2002, respectively. The potential loss in value of our net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $16.4 million at June 30, 2003 and $14.4 million at June 30, 2002. This change would be reflected in the equity section of our consolidated balance sheet.

*Cost of Raw Materials*

Amounts paid by us for wood, cotton fiber and fluff pulp represent the largest component of our variable costs of production. The availability and cost of these materials are subject to market fluctuations caused by factors beyond our control, including weather conditions. Significant decreases in availability or increases in the cost of wood or cotton fiber, to the extent not reflected in prices for our products, could materially and adversely affect our business, results of operations and financial condition.

*Commodities*

In order to minimize market exposure, we use forward contracts to reduce price fluctuations in a desired percentage of forecasted purchases of natural gas over a period of generally less than one year. There were no natural gas contracts outstanding at June 30, 2003 requiring fair value treatment. At June 30, 2002, the Company had natural gas contracts outstanding and included in other assets with a fair value of $0.4 million. The fair value is based upon exchange quoted market prices of comparable instruments. While the contract outstanding as of June 30, 2002 did not qualify for hedge accounting, neither its effect on the results of operations nor the year-end position was material to our overall results.

Exposure to commodity products also creates volatility in pricing. If our research and development efforts do not result in the commercialization of new, proprietary products, we will continue to have significant exposure to fluff pulp and other commodity products, which could result in volatility in sales prices and profits.

*Industry Cyclicality*

The demand and pricing of our products, particularly fluff pulp, are influenced by the much larger market for papermaking pulps which is highly cyclical. The markets for most cellulose and absorbent products are sensitive to both changes in general global economic conditions and to changes in industry capacity. Both of these factors are beyond our control. The price of these products can fluctuate significantly when supply and demand become imbalanced for any reason. Financial performance can be heavily influenced by these pricing fluctuations and the general cyclicality of the industries in which we compete. It is not certain that current prices will be maintained, that any price increases will be achieved, or that industry capacity utilization will reach favorable levels. The demand, cost and prices for our products may thus fluctuate substantially in the future and downturns in market conditions could have a material adverse effect on our business, results of operations and financial condition.

*Contingencies*

Our operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. We devote significant resources to maintaining compliance with such requirements. We expect that, due to the nature of our operations, we will be subject to increasingly stringent environmental requirements (including standards applicable to wastewater discharges and air emissions) and will continue to incur substantial costs to comply with such requirements. Given the uncertainties associated with predicting the scope of future requirements, there can be no assurance that we will not in the future incur material environmental compliance costs or liabilities. For additional information on environmental matters, see Note 18 to the Consolidated Financial Statements.

*Forward-Looking Statements*

Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental, and technological factors affecting our operations, financing, markets, products, services, prices, and other factors. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| (In thousands, except per share data) | Year Ended June 30 2003 | 2002 | 2001 |
|---|---|---|---|
| **Net sales** | $ 641,082 | $ 635,218 | $ 731,528 |
| Cost of goods sold | 558,221 | 557,963 | 574,055 |
| Gross margin | 82,861 | 77,255 | 157,473 |
| Selling, research and administrative expenses | 37,896 | 37,101 | 46,326 |
| Impairment of long-lived assets | 36,503 | 9,984 | - |
| Restructuring costs | 1,636 | 1,605 | - |
| **Operating income** | 6,826 | 28,565 | 111,147 |
| Other income (expense): | | | |
| Interest income | 1,062 | 535 | 1,097 |
| Interest expense and amortization of debt costs | (47,526) | (48,586) | (45,853) |
| Foreign exchange, amortization of intangibles and other | (2,378) | (3,438) | (2,062) |
| Income (loss) before income taxes and cumulative effect of change in accounting | (42,016) | (22,924) | 64,329 |
| Income tax expense (benefit) | (17,122) | ( 8,420) | 21,055 |
| Income (loss) before cumulative effect of change in accounting | (24,894) | (14,504) | 43,274 |
| Cumulative effect of change in accounting (net of tax of $0 and $1,286, respectively) | - | (11,500) | 3,249 |
| **Net income (loss)** | $ (24,894) | $ (26,004) | $ 46,523 |
| Earnings (loss) per share before cumulative effect of change in accounting | | | |
| Basic earnings (loss) per share | $ (0.67) | $ (0.42) | $ 1.25 |
| Diluted earnings (loss) per share | $ (0.67) | $ (0.42) | $ 1.23 |
| Cumulative effect of change in accounting | | | |
| Basic earnings (loss) per share | $ - | $ (0.33) | $ 0.09 |
| Diluted earnings (loss) per share | $ - | $ (0.33) | $ 0.09 |
| Earnings (loss) per share | | | |
| Basic earnings (loss) per share | $ (0.67) | $ (0.74) | $ 1.35 |
| Diluted earnings (loss) per share | $ (0.67) | $ (0.74) | $ 1.32 |
| Weighted average shares for basic earnings per share | 36,965 | 34,906 | 34,534 |
| Effect of dilutive stock options | - | - | 786 |
| Adjusted weighted average shares for diluted earnings per share | 36,965 | 34,906 | 35,320 |

See accompanying notes.

## CONSOLIDATED BALANCE SHEETS

| (In thousands, except share data) | June 30 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 49,977 | $ 56,006 |
| Cash, restricted | 3,375 | 3,375 |
| Short-term investments | - | 8,863 |
| Accounts receivable – trade, net of allowance for doubtful accounts of $721 in 2003 and $1,947 in 2002 | 123,303 | 93,898 |
| Accounts receivable – other | 2,980 | 3,618 |
| Inventories | 136,705 | 145,103 |
| Deferred income taxes | 18,613 | 7,421 |
| Prepaid expenses and other | 7,694 | 22,232 |
| **Total current assets** | 342,647 | 340,516 |
| Property, plant and equipment, net | 594,138 | 627,752 |
| Goodwill, net | 129,631 | 120,399 |
| Intellectual property and other, net | 44,239 | 46,070 |
| **Total assets** | $ 1,110,655 | $ 1,134,737 |
| **Liabilities and stockholders' equity** | | |
| **Current liabilities:** | | |
| Trade accounts payable | $ 37,007 | $ 33,789 |
| Accrued expenses | 48,360 | 47,196 |
| Current portion of capital lease obligation | 583 | 793 |
| Current portion of long-term debt | 41,718 | 22,000 |
| **Total current liabilities** | 127,668 | 103,778 |
| Long-term debt | 619,474 | 675,396 |
| Accrued postretirement benefits | 18,882 | 19,163 |
| Deferred income taxes | 79,498 | 79,295 |
| Capital lease obligation | 2,700 | 3,029 |
| Other liabilities | 549 | 416 |
| Commitments and contingencies (Notes 8, 9, 12, 17, and 18) | | |
| **Stockholders' equity:** | | |
| Preferred stock, $.01 par value; 10,000,000 shares authorized; none issued or outstanding | - | - |
| Common stock, $.01 par value; 100,000,000 shares authorized; 43,142,770 shares issued and 36,973,478 and 36,948,900 shares outstanding at June 30, 2003 and 2002, respectively | 431 | 431 |
| Additional paid-in capital | 55,517 | 55,517 |
| Deferred stock compensation | (282) | (282) |
| Accumulated other comprehensive loss | (3,410) | (36,381) |
| Retained earnings | 293,739 | 318,633 |
| Treasury shares, 6,169,292 and 6,193,870 shares at June 30, 2003 and 2002, respectively | (84,111) | (84,258) |
| **Total stockholders' equity** | 261,884 | 253,660 |
| **Total liabilities and stockholders' equity** | $ 1,110,655 | $ 1,134,737 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| (In thousands, except share data) | Common stock | Additional paid-in capital | Deferred stock compensation | Accumulated other comprehensive loss | Retained earnings | Treasury shares | Total |
|---|---|---|---|---|---|---|---|
| **Balance at June 30, 2000** | $ 431 | $ 65,306 | $ (626) | $ (34,376) | $ 298,114 | $ (114,870) | $ 213,979 |
| Comprehensive income: | | | | | | | |
| Net income | - | - | - | - | 46,523 | - | 46,523 |
| Other comprehensive income: | | | | | | | |
| Foreign currency translation adjustment | - | - | - | (23,913) | - | - | (23,913) |
| Comprehensive income | | | | | | | 22,610 |
| Purchase of 769,300 shares | - | - | - | - | - | (9,827) | (9,827) |
| Issuance of 214,126 shares of common stock | - | (199) | - | - | - | 3,017 | 2,818 |
| Termination of stock options | - | 18 | (18) | - | - | - | - |
| Amortization of deferred stock compensation | - | - | 442 | - | - | - | 442 |
| **Balance at June 30, 2001** | $ 431 | $ 65,125 | $ (202) | $ (58,289) | $ 344,637 | $ (121,680) | $ 230,022 |
| Comprehensive income (loss): | | | | | | | |
| Net loss | - | - | - | - | (26,004) | - | (26,004) |
| Other comprehensive income: | | | | | | | |
| Foreign currency translation adjustment | - | - | - | 21,908 | - | - | 21,908 |
| Comprehensive loss | | | | | | | (4,096) |
| Issuance of 2,756,859 shares of common stock | - | (11,054) | - | - | - | 37,482 | 26,428 |
| Tax benefit on option exercise | - | 1,356 | - | - | - | - | 1,356 |
| Termination of restricted stock | - | - | - | - | - | (60) | (60) |
| Deferred stock compensation | - | 90 | (90) | - | - | - | - |
| Amortization of deferred stock compensation | - | - | 10 | - | - | - | 10 |
| **Balance at June 30, 2002** | $ 431 | $ 55,517 | $ (282) | $ (36,381) | $ 318,633 | $ (84,258) | $ 253,660 |
| Comprehensive income: | | | | | | | |
| Net loss | - | - | - | - | (24,894) | - | (24,894) |
| Other comprehensive income: | | | | | | | |
| Foreign currency translation adjustment | - | - | - | 32,971 | - | - | 32,971 |
| Comprehensive income | | | | | | | 8,077 |
| Issuance of 24,578 shares of common stock | - | - | - | - | - | 147 | 147 |
| **Balance at June 30, 2003** | $ 431 | $ 55,517 | $ (282) | $ (3,410) | $ 293,739 | $ (84,111) | $ 261,884 |

See accompanying notes.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (In thousands) | Year Ended June 30 2003 | 2002 | 2001 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income (loss) | $ (24,894) | $ (26,004) | $ 46,523 |
| Adjustments to reconcile net income (loss) to | | | |
| net cash provided by operating activities: | | | |
| Cumulative effect of change in accounting | - | 11,500 | (3,249) |
| Impairment charge on idle equipment | 36,503 | 9,984 | - |
| Depreciation and depletion | 46,500 | 45,096 | 43,798 |
| Amortization | 5,588 | 5,525 | 9,028 |
| Deferred income taxes | (13,489) | 9,142 | 9,575 |
| Other | 585 | 1,701 | 4,371 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (25,267) | 10,688 | 2,921 |
| Inventories | 14,284 | (3,411) | (32,692) |
| Prepaid expenses and other assets | 13,827 | (10,807) | (8,358) |
| Accounts payable and other current liabilities | 1,569 | (25,489) | (3,333) |
| **Net cash provided by operating activities** | 55,206 | 27,925 | 68,584 |
| **Investing activities** | | | |
| Acquisitions of businesses | - | - | (36,588) |
| Purchases of property, plant and equipment | (28,424) | (35,972) | (153,033) |
| Redemptions (purchases) of short-term investments | 8,863 | (8,863) | - |
| Other | (872) | (1,292) | (1,637) |
| **Net cash used in investing activities** | (20,433) | (46,127) | (191,258) |
| **Financing activities** | | | |
| Net proceeds from sale of equity interests | - | 26,233 | 2,604 |
| Purchase of treasury shares | - | - | (9,827) |
| Net borrowings (payments) under revolving line of credit | (19,923) | 54,040 | 160,819 |
| Payments for debt issuance costs | (671) | (2,157) | (1,354) |
| Principal payments on long-term debt and other | (22,539) | (18,459) | (35,521) |
| **Net cash provided by (used in) financing activities** | (43,133) | 59,657 | 116,721 |
| **Effect of foreign currency rate fluctuations** | 2,331 | 1,619 | (2,060) |
| **Increase (decrease) in cash and cash equivalents** | (6,029) | 43,074 | (8,013) |
| **Cash and cash equivalents at beginning of year** | 56,006 | 12,932 | 20,945 |
| **Cash and cash equivalents at end of year** | $ 49,977 | $ 56,006 | $ 12,932 |

See accompanying notes.

(In thousands, except share data)

**1. Accounting Policies**

*Business description and basis of presentation*

The financial statements are consolidated financial statements of Buckeye Technologies Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company manufactures and distributes value-added cellulose-based specialty products used in numerous applications including disposable diapers, personal hygiene products, engine air and oil filters, food casings, rayon filament, acetate plastics, thickeners, and papers.

*Cash and cash equivalents*

The Company considers cash equivalents to be temporary cash investments with maturity of three months or less when purchased.

*Short-term investments*

The Company's short-term investments, consisting primarily of high-grade debt securities, are recorded at fair value and are classified as available-for-sale. Maturities of these investments are one year or less.

*Inventories*

Inventories are stated at the lower of cost (determined on average cost or first-in, first-out methods) or market.

*Allowance for doubtful accounts*

The Company provides an allowance for receivables it believes it may not collect in full. It evaluates the collectibility of its accounts based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations (i.e., bankruptcy filings or substantial down-grading of credit ratings), it records a specific reserve. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

*Property, plant and equipment*

Property, plant and equipment are recorded at cost. Cost includes the interest cost associated with significant capital additions. Interest capitalized for the years ended June 30, 2003, 2002, and 2001 was $70, $1,772 and $4,824, respectively. Depreciation on production machinery and equipment at the cotton cellulose and airlaid nonwovens plants is determined by the units-of-production method which is based on the expected productive hours of the assets, subject to a minimum level of depreciation. Other capital assets use the straight-line method for determining depreciation. Depreciation under the straight-line method is computed over the following estimated useful lives: buildings—30 to 40 years; machinery and equipment—3 to 16 years. Depreciation and amortization expense includes the amortization of assets under capital lease.

The Company accrues the cost of periodic planned maintenance shutdowns, based on its best estimate of incremental spending and the fixed overhead cost, over the period between shutdowns.

*Long-lived assets*

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. See Note 4 for information concerning impairment charges.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Prior to the adoption of Statement of Financial Accounting Standards No. (SFAS) 142, *Goodwill and Other Intangible Assets*, goodwill was amortized over the estimated period of benefit on a straight-line basis over periods ranging from 30 to 40 years, and was reviewed for impairment under the policy for other long-lived assets. Since adoption of SFAS 142 in July 2001, amortization of goodwill was discontinued and goodwill is reviewed at least annually for impairment. Unless circumstances otherwise dictate, the Company performs its annual impairment testing in the fourth quarter. Accumulated amortization was $19,108 and $17,950 at June 30, 2003 and 2002, respectively. No impairment was recorded during the year ending June 30, 2003. The change in accumulated amortization resulted from changes in foreign currency exchange rates during the period. A corresponding amount is recorded as a translation adjustment in stockholders' equity.

*Intellectual property and other*

At June 30, 2003 and 2002, the Company had intellectual property totaling $30,690 and $31,903, respectively, which includes patents (including application and defense costs), licenses, trademarks, and tradenames the majority of which were obtained in the acquisition of airlaid businesses. Intellectual property is amortized by the straight-line method over 5 to 20 years and is net of accumulated amortization of $7,852 and $5,562 at June 30, 2003 and 2002, respectively. Intellectual property amortization expense of $2,329, $2,136 and $2,073 was recorded during the years June 30, 2003, 2002 and 2001, respectively. Estimated amortization expense for the five succeeding fiscal years follows: $2,220 in 2004, $2,227 in 2005, $2,188 in 2006, $2,086 in 2007 and $2,053 in 2008.

Deferred debt costs of $6,399 and $8,225 at June 30, 2003 and 2002, respectively are amortized by the interest method over the life of the related debt and are net of accumulated amortization of $9,601 and $7,088 at June 30, 2003 and 2002, respectively.

*Income taxes*

The Company has provided for income taxes under the liability method. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

*Risk management*

Effective at the beginning of fiscal 2001, the Company adopted SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended by SFAS 137 and 138. These statements require that every derivative instrument be recorded in the balance sheet as either an asset or liability measured by its fair value. These statements also establish new accounting rules for hedge transactions, which depend on the nature and effectiveness of the hedge relationship.

The Company periodically uses derivatives and other financial instruments to hedge exposures to natural gas, interest rates and currency risks. For hedges which meet the SFAS 133 criteria, the Company formally designates and documents the instrument as a hedge of a specific underlying exposure, as well as the risk management objective and strategy for undertaking each hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value.

*Credit risk*

The Company has established credit limits for each customer. The Company generally requires the customer to provide a letter of credit for export sales in high-risk countries. Credit limits are monitored routinely.

*Environmental costs*

Liabilities are recorded when environmental assessments are probable and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

*Revenue recognition*

Revenues are recognized when title to the goods passes to the customer. Net sales are composed of sales reduced by sales allowances.

*Shipping and handling costs*

Amounts related to shipping and handling and billed to a customer in a sale transaction have been classified as revenue. Costs incurred for shipping and handling have been classified as costs of goods sold.

*Foreign currency translation*

Company management has determined that the local currency of its German, Irish, Canadian, and Brazilian subsidiaries is the functional currency, and accordingly European euro, Canadian dollar, and Brazilian real denominated balance sheet accounts are translated into United States dollars at the rate of exchange in effect at fiscal year end. Income and expense activity for the period is translated at the weighted average exchange rate during the period. Translation adjustments are included as a separate component of stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "Other income (expense)" in the results of operations. Transaction gains and (losses) of $1,095, $(1,974) and $2,133 were recorded during the years ended June 30, 2003, 2002 and 2001, respectively.

*Use of estimates*

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), allowance for doubtful accounts, inventory reserves, income tax liabilities, accruals for planned maintenance shutdowns, and contingent liabilities.

During 2002 and 2001, the Company changed its estimate of its accrual for planned maintenance shutdowns based on a change in the estimated timing of the shutdown. The effect of the change was to decrease cost of goods sold $1,181 and $2,207 for the years ended June 30, 2002 and 2001, respectively.

*Earnings per share*

Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method. Diluted loss per share amounts for 2003 and 2002 have been calculated using the same denominator as used in the basic loss per share calculation as the inclusion of dilutive securities in the denominator would have been an anti-dilutive effect.

*Stock-based compensation*

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations as permitted by SFAS 123, *Accounting for Stock-Based Compensation* (SFAS 123). No employee compensation cost is reflected in income for stock option grants, as all options granted under the plans have an exercise price equal to the fair market value of the underlying common stock on the date of grant. See Note 10 for a description of the plans and our disclosure of the assumptions underlying the pro forma calculations below.

The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value based method of accounting established by SFAS 123:

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Net income (loss): | | | |
| As reported | $ (24,894) | $ (26,004) | $ 46,523 |
| Pro forma | (27,983) | (28,792) | 42,792 |
| Basic earnings (loss) per share: | | | |
| As reported | $ (0.67) | $ (0.74) | $ 1.35 |
| Pro forma | (0.76) | (0.82) | 1.24 |
| Diluted earnings (loss) per share: | | | |
| As reported | $ (0.67) | $ (0.74) | $ 1.32 |
| Pro forma | (0.76) | (0.82) | 1.21 |

*Recently issued accounting standards*

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force Issues No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)* and requires that a liability for the costs associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to the date of an entity's commitment to an exit plan. During the year ending June 30, 2003, the Company entered into a restructuring program and accounted for it under SFAS 146. This program is discussed further in Note 4, Impairment and Restructuring Costs, of these Consolidated Financial Statements.

On December 31, 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* (SFAS 148). SFAS 148 amends SFAS 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of SFAS 148 disclosure requirements did not have an effect on the Company's Consolidated Financial Statements. As permitted, the Company does not intend to adopt the fair value method of accounting for stock-based employee compensation.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). It significantly changes practice in the accounting for, and disclosure of, guarantees. It requires certain guarantees to be recorded at fair value as those terms are defined in SFAS 5, *Accounting for Contingencies.* The adoption of FIN 45 did not have a significant financial impact on the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the variable interest entity. The primary beneficiary is defined as the party which, as a result of holding its variable interest, absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both. FIN 46 is effective for all new variable interest entities created or acquired after February 1, 2003. The provisions of FIN 46 must be applied to all variable interest entities for the first interim or annual period beginning after June 15, 2003. The Company does not expect the adoption of FIN 46 to have a significant impact on its Consolidated Financial Statements.

*Reclassifications*

Certain prior year amounts have been reclassified to conform to current year classifications. In 2003, the Company began classifying sales claims and allowances as allowance for doubtful accounts. Previously these balances were reported in accrued expenses. Total sales claims and allowances at June 30, 2003 and 2002 were $164 and $636, respectively.

**2. Changes in Accounting**

*Depreciation*

Through June 30, 2000, property, plant and equipment had been depreciated on the straight-line method over the estimated useful lives of the assets, which range from 5 to 40 years. Effective July 1, 2000, depreciation on the Company's production machinery and equipment at cotton cellulose and airlaid nonwovens plants was computed using the units-of-production method, which is based upon the expected productive hours of the assets, subject to a minimum level of depreciation. The Company believes the units-of-production method is preferable to the method previously used because the new method recognizes that depreciation of this machinery and equipment is related substantially to physical wear due to usage rather than the passage of time. This method, therefore, more appropriately matches production costs over the lives of the production machinery and equipment of the cotton cellulose and airlaid nonwovens plants with the revenues of those plants and results in a more accurate allocation of the cost of the physical assets to the periods over their useful lives. The cumulative effect of applying the new method for years prior to 2001 is an increase to income of $3,249 net-of-tax ($4,535 pretax) reported as a cumulative effect of accounting change in the consolidated statement of operations for the year ended June 30, 2001. In addition, the net income of the Company, excluding the cumulative effect of accounting change, for the year ended June 30, 2001 is $440 or $.01 per share more than it would have been if the Company had continued to follow the straight-line method of depreciation of the production machinery and equipment of the cotton cellulose and airlaid nonwovens plants.

*Goodwill*

In June 2001, the FASB issued SFAS 141, *Business Combinations* (SFAS 141) and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). The Company adopted SFAS 142 on July 1, 2001 and discontinued the amortization of goodwill. The following schedule adjusts reported net income (loss) and related earnings (loss) per share to exclude amortization expense related to goodwill, including any related tax effects, for all periods presented:

| | Years Ended June 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Adjusted income (loss) before cumulative effect of change in accounting for goodwill | $(24,894) | $(14,504) | $46,523 |
| Net income (loss): originally reported net income (loss) | (24,894) | (26,004) | 46,523 |
| Add back: goodwill amortization (net of taxes) | - | - | 3,881 |
| Adjusted net income (loss) | $(24,894) | $(26,004) | $50,404 |
| Adjusted earnings (loss) per share: | | | |
| Basic | $ (0.67) | $ (0.74) | $ 1.46 |
| Diluted | $ (0.67) | $ (0.74) | $ 1.43 |

Under the guidelines of SFAS 142, the Company has completed its impairment assessments of the carrying value of goodwill. In the assessment of the carrying value of goodwill, the Company developed its best estimate of operating cash flows over the period approximating the remaining life of the business' long-lived assets.

Based on this assessment, effective July 1, 2001, the Company reduced its goodwill by $11,500 in its converting business, which was purchased as part of the Merfin acquisition in 1997. There was no tax benefit recorded as a result of the reduction in the carrying value of the goodwill. The low growth rate in the converting business did not support its previous carrying value of goodwill on a discounted basis. Under SFAS 142, the impairment adjustment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in the 2002 consolidated statement of operations. Impairment adjustments recognized after adoption, if any, are required to be recognized as operating expenses.

**3. Business Combinations**

On August 1, 2000, the Company acquired the cotton cellulose business of Fibra, S.A. (Americana), located in Americana, Brazil for $36,588, including acquisition costs. The Americana acquisition was funded using borrowings from the Company's bank credit facility. This acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition.

| Purchase Price Allocation | |
|---|---|
| Working capital, net of cash | $ 67 |
| Property, plant and equipment | 9,332 |
| Intangible assets | 21,500 |
| Other assets | 5,689 |
| | $ 36,588 |

The consolidated operating results of Americana have been included in the consolidated statement of operations from the date of acquisition. The following pro forma results of operations assume that the acquisition occurred at the beginning of the year of acquisition. The information for the year ended June 30, 2001 is after the cumulative effect of the change in accounting.

| Pro forma results of operations | Year Ended June 30, 2001 |
|---|---|
| Net sales | $ 732,158 |
| Net income | 46,481 |
| Basic earnings per share | 1.35 |
| Diluted earnings per share | 1.32 |

The pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the business combination been consummated as of the above date, nor is it necessarily indicative of future operating results.

## 4. Impairment and Restructuring Costs

*Impairment of long-lived assets*

In April 2003, the Company announced the discontinuation of production of cotton linter pulp at its specialty fibers Lumberton, North Carolina facility due to the decline in demand for cotton content paper over the last five years. The Company will continue to produce cosmetic cotton products at the Lumberton site. Accordingly, the Company evaluated the ongoing value of the property, plant and equipment associated with the Lumberton facility. Using the guidance issued under SFAS 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), the Company determined that long-lived assets (property, plant and equipment) with a carrying amount of $36,462 were impaired and wrote them down to their estimated fair value of $7,866. The resulting impairment charge of $28,596 is reflected in the statement of operations during 2003. Fair value was based on the present value method of estimating future cash flows and incorporated assumptions that marketplace participants would likely use in estimating fair value for the Lumberton facility, using a discount rate incorporating time value of money, expectations about timing and amount of future cash flows, and an appropriate risk premium.

Additionally, the Company impaired certain engineering drawings prepared for use at the Florida specialty fibers plant during the fourth quarter of the year ending June 30, 2003. The carrying value of these drawings was $385. Since the Company abandoned the portion of a project that relied on these drawings, the asset had no remaining value and was fully impaired.

During the third and fourth quarter of the year ending June 30, 2003, the Company decided to abandon certain waste removal equipment at airlaid nonwovens facilities, which had a carrying value of $2,859. The Company has determined that the estimated fair value of the abandoned equipment, which did not operate as intended, was $104. The resulting impairment charge of $2,755 is reflected in the statement of operations during 2003. The Company decided to impair an idled airlaid nonwovens machine after determining the additional capacity will not be needed in the foreseeable future. Therefore, the Company fully impaired the asset with a carrying value of $4,767.

During the year ended June 30, 2002, the Company recorded impairment costs of $9,984. These impairments are primarily related to of obsolete airlaid nonwoven packaging equipment that was replaced with more efficient StacPac™ packaging lines.

*Restructuring costs*

During the fourth quarter of the year ended June 30, 2003, the Company entered into a restructuring program designed to deliver cost reductions through reduced overhead expenses. The cost recorded during the fourth quarter was $1,636 for severance and employee benefit costs. Involuntary termination benefits of $24 were paid and $1,524 were accrued as of June 30, 2003. Additionally, $5 was paid and $83 was accrued for miscellaneous costs. Payments related to the 2003 restructuring program are expected to continue throughout fiscal year 2004. As part of the restructuring, approximately 100 positions will be eliminated. All costs of the program are reported in the statements of operations under restructuring costs. The specialty fibers segment recorded costs of $1,466 of which $29 has been paid and $1,437 has been accrued as of June 30, 2003. The nonwoven materials segment recorded costs of $170 of which $0 has been paid and $170 accrued as of June 30, 2003.

During the year ended June 30, 2002, the Company entered into a restructuring program designed to deliver cost reductions through reduced overhead expenses. The cost recorded during the year ended June 30, 2002, comprised mainly of severance and employee benefit costs, was $1,605. Involuntary termination benefits of $1,588 have been paid leaving an accrual of $17 as of June 30,

2003 related to this 2002 program. Payments related to the 2002 restructuring program are expected to continue into fiscal year 2004. As a result of the restructuring, approximately 200 positions were eliminated. As part of this restructuring, the Company closed engineering offices located in Finland. The specialty fibers segment recorded costs of $608 and paid $232 during the year ended June 30, 2002. The remaining accrued amount of $376 was paid during the year ended June 30, 2003. The nonwoven materials segment recorded costs of $997 of which $208 and $772 were paid during fiscal years 2003 and 2002, respectively.

**5. Inventories**

| | June 30 | |
|---|---|---|
| Components of inventories | 2003 | 2002 |
| Raw materials | $ 36,827 | $ 36,902 |
| Finished goods | 75,394 | 84,906 |
| Storeroom and other supplies | 24,484 | 23,295 |
| | $ 136,705 | $ 145,103 |

**6. Property, Plant and Equipment**

| | June 30 | |
|---|---|---|
| Components of property, plant and equipment | 2003 | 2002 |
| Land and land improvements | $ 17,025 | $ 15,618 |
| Buildings | 144,444 | 140,476 |
| Machinery and equipment | 727,620 | 718,356 |
| Construction in progress | 20,644 | 31,095 |
| | 909,733 | 905,545 |
| Accumulated depreciation | (315,595) | (277,793) |
| | $ 594,138 | $ 627,752 |

**7. Accrued Expenses**

| | June 30 | |
|---|---|---|
| Components of accrued expenses | 2003 | 2002 |
| Retirement plans | $ 6,848 | $ 5,899 |
| Vacation pay | 4,757 | 4,392 |
| Maintenance shutdown | 9,881 | 7,699 |
| Customer incentive program | 5,194 | 3,184 |
| Interest | 7,416 | 8,324 |
| Property taxes | 3,060 | 3,259 |
| Salaries | 2,575 | 1,766 |
| Other | 8,629 | 12,673 |
| | $ 48,360 | $ 47,196 |

**8. Debt**

| | June 30 | |
|---|---|---|
| Components of long-term debt | 2003 | 2002 |
| Senior Subordinated Notes due: | | |
| 2005 | $ 149,816 | $ 149,751 |
| 2008 | 99,688 | 99,644 |
| 2010 | 155,470 | 151,900 |
| Credit Facilities | 227,315 | 245,698 |
| Notes payable | 21,903 | 43,403 |
| Other | 7,000 | 7,000 |
| | 661,192 | 697,396 |
| Less current portion | 41,718 | 22,000 |
| | $ 619,474 | $ 675,396 |

The Company completed a public offering of $150,000 principal amount of 8.5% unsecured Senior Subordinated Notes due December 15, 2005 (the 2005 Notes) during November 1995. The 2005 Notes are redeemable at the option of the Company, in whole or in part, at any time at a redemption price of 101.41% of principal amount, decreasing to 100% of principal amount on or after December 15, 2003, together with accrued and unpaid interest to the date of redemption.

The Company completed a public offering of $100,000 principal amount of 9.25% unsecured Senior Subordinated Notes due September 15, 2008 (the 2008 Notes) during July 1996. The 2008 Notes are redeemable at the option of the Company, in whole or in part, at any time after September 15, 2002, at redemption prices varying from 103.08% of principal amount to 100% of principal amount on or after September 15, 2004, together with accrued and unpaid interest to the date of redemption.

The Company completed a private placement of $150,000 principal amount of 8% unsecured Senior Subordinated Notes due October 15, 2010 during June 1998. In fiscal 1999, the Company exchanged these outstanding notes for public notes (the 2010 Notes) with the same terms. The 2010 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2003, at redemption prices varying from 104.00% of principal amount to 100% of principal amount on or after October 15, 2006, together with accrued and unpaid interest to the date of redemption. These notes have been hedged by an interest rate swap (see Note 12).

The Company has a secured credit facility (the Credit Facility) providing for borrowings up to $215,000 of which $207,500 is outstanding at June 30, 2003. The Credit Facility matures on March 31, 2005. The Company amended its Credit Facility on July 28, 2003 to modify the financial covenants from June 30, 2003 through March 31, 2005. The interest rate applicable to borrowings under the Credit Facility is the agent's prime rate plus 1.75% to 2.25% or a LIBOR based rate ranging from LIBOR plus 2.75% to LIBOR plus 3.75%. The Credit Facility is secured by substantially all of the Company's assets located in the United States. The Senior Subordinated Notes are subordinate to the Credit Facility. Borrowings under the Credit Facility at June 30, 2003 were at a weighted average rate of 4.98%. Letters of credit issued through the Credit Facility of $2,124 are outstanding at June 30, 2003. The amount available for borrowing under the Credit Facility is $5,376 at June 30, 2003.

The Company has a secured credit facility in Canada providing for borrowings of approximately $14,815. This facility matures on September 30, 2003 and is secured by substantially all of the Company's assets in Canada. The interest rate applicable to borrowings under the facility is a Bankers Acceptance (BA) based rate ranging from BA plus 0.75% to BA plus 1.75%. At June 30, 2003, there was no available borrowing under this facility. In addition, the Company has a credit facility in Germany providing for borrowings of $7,008. Letters of credit issued through this credit facility of $2,116 are outstanding at June 30, 2003. The amount available for borrowing under the German credit facility is $4,892 at June 30, 2003.

In connection with the purchase of the nonwovens assets of UPM-Kymmene (Walkisoft) as of October 1, 1999, the Company entered into four promissory notes with the seller. The principal amount of each note is $22,000 and bears interest at a rate of 5%. The total principal amount outstanding at June 30, 2003 is $22,000 less the unamortized discount of $97 which is based on an imputed interest rate of 7.1%. The final note in the principal amount of $22,000 plus accrued interest is due on October 1, 2003. The note is secured by the stock of the German subsidiary formed to operate the Walkisoft nonwoven business.

On March 1, 2000, the Company purchased certain technology from Stac-Pac Technologies Inc. In connection with the purchase, the Company entered into two unsecured promissory notes with Stac-Pac Technologies Inc. The principal amount of each note is $5,000 and bears interest at a rate of 7%. The principal amount of the first note plus accrued interest has been paid. In accordance with the purchase agreement, the Company is entitled to withhold the final installment of the purchase price until final resolution of a patent opposition legal proceeding. Therefore, the principal amount of the second note has been classified as long-term debt.

On December 5, 2001, the Company entered into a receivables based credit facility with a commercial bank providing for borrowings up to $30,000, of which $5,000 was outstanding at June 30, 2003. In accordance with the terms of the agreement, $3,375 of the loan proceeds are held as restricted cash. The credit facility was amended on September 3, 2002. It matures on December 4, 2003 and the interest rate applicable to borrowings under the credit facility is one-week LIBOR plus 0.75%. The credit facility is secured by certain insured receivables of the Company. At June 30, 2003, the Company had unused borrowing availability of approximately $24,500 on its receivables based credit facility.

At March 31, 2002, the Company's fixed charge coverage ratio (as defined in the Senior Subordinated Notes) fell below 2:1. Falling below the 2:1 ratio does not breach any covenant and is not an event of default under any of the Company's debt agreements. However, as specified in those indentures, until such time as this ratio again equals or exceeds 2:1, the Company can only incur debt that falls within the definition of "Permitted Indebtedness" in the indentures. The Company incurred a portion of the Credit Facility using indebtedness permitted to be incurred under this "ratio debt" provision. As a result, if the Company elects to refinance any of the bank credit facilities, unless the Company can then satisfy the 2:1 fixed charge coverage ratio, it will be unable to refinance that portion of the credit facilities that exceed $160,000.

Under each such indentures, the ratio test is measured on a rolling four-quarter basis. While the Company can offer no assurance in this regard, it believes that the Company's operating results will improve over the next several fiscal quarters and that such improved results together with recent reductions in its outstanding debt, will enable it to exceed the required 2:1 ratio necessary to incur ratio debt under the Senior Subordinated Indentures.

Aggregate maturities of long-term debt are as follows: 2004–$41,718, 2005–$207,500, 2006–$154,816, 2007–$0, 2008–$99,688 and thereafter $157,470. Terms of long-term debt agreements require compliance with certain covenants including minimum net worth, interest coverage ratios, and limitations on restricted payments and levels of indebtedness. At June 30, 2003, the amount available for the payment of dividends and/or the acquisition of treasury stock was zero under the most restrictive of these agreements.

Total interest paid by the Company for the years ended June 30, 2003, 2002, and 2001 was $49,225, $49,046, and $48,859, respectively.

The Company has no off-balance sheet financing except for operating leases as disclosed in Note 9.

**9. Leases**

In October 2001, the Company entered into capital lease agreements for certain airlaid nonwovens plant equipment. The total cost of the assets covered by these agreements was $4,284. At June 30, 2003, the Company's future minimum lease payments for these assets were as follows: 2004—$834; 2005—$834; 2006—$834; 2007—$717; 2008—$449 and thereafter—$368.

The Company leases office and warehouse facilities and equipment under various operating leases. Operating lease expense was $4,463, $4,554 and $3,676 during the years ended June 30, 2003, 2002 and 2001, respectively. The following shows the Company's commitments under its operating leases at June 30, 2003: 2004—$1,058; 2005—$531; 2006—$330; 2007—$260; 2008—$246 and thereafter —$46.

### 10. Stockholders' Equity

During the quarter ended June 30, 2002, the Company sold 2,150,000 shares of its common stock, held as treasury shares, from its universal shelf registration initially filed with the Securities and Exchange Commission (SEC) on March 15, 2002 and declared effective by the SEC on April 18, 2002. These direct sales were at a price of $10.00 per share and the net proceeds were approximately $21,364. The Company's stock option plans provide for the granting of either incentive or nonqualified stock options to employees and nonemployee directors. Options are subject to terms and conditions determined by the Compensation Committee of the Board of Directors, and generally are exercisable in increments of 20% per year beginning one year from date of grant and expire ten years from date of grant.

| Option plan activity | Options | Average Exercise Price | Average Fair Value |
|---|---|---|---|
| Outstanding at June 30, 2000 | 4,509,950 | $ 13.61 | |
| Granted at market | 150,000 | 19.02 | $ 9.90 |
| Exercised | (205,000) | 12.70 | |
| Terminated | (40,000) | 16.46 | |
| Outstanding at June 30, 2001 | 4,414,950 | 13.81 | |
| Granted at market | 1,152,000 | 11.17 | 6.28 |
| Granted below market | 80,000 | 7.60 | 7.46 |
| Exercised | (591,000) | 8.24 | |
| Terminated | (213,000) | 16.32 | |
| Outstanding at June 30, 2002 | 4,842,950 | 13.65 | |
| Granted at market | 40,000 | 6.64 | 3.13 |
| Terminated | (49,000) | 12.53 | |
| Outstanding at June 30, 2003 | 4,833,950 | $ 13.60 | |
| Options Exercisable at June 30: | | | |
| 2001 | 3,095,450 | $ 12.60 | |
| 2002 | 2,916,950 | 14.03 | |
| 2003 | 3,744,617 | $ 13.91 | |

There were 839,400, 830,400 and 1,849,400 shares reserved for grants of options at June 30, 2003, 2002, 2001, respectively. The following summary provides information about stock options outstanding and exercisable at June 30, 2003:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Exercise Price | Options | Average Exercise Price | Average Remaining Life (Years) | Options | Average Exercise Price |
| $ 6.50-$12.00 | 2,263,950 | $ 9.75 | 6.0 | 1,508,617 | $ 9.28 |
| $12.50-$18.00 | 2,332,792 | 16.48 | 5.0 | 2,054,792 | 16.60 |
| $18.50-$24.00 | 237,208 | 22.00 | 5.7 | 181,208 | 21.89 |
| Total | 4,833,950 | $ 13.60 | 5.5 | 3,744,617 | $ 13.91 |

The Company has estimated the fair value of each option grant using the Black-Scholes option pricing model. The fair value was estimated with the following weighted average assumptions: expected life of the stock options granted in 2003 of five years, in 2002 and 2001 of eight years; volatility of the expected market price of common stock of .49 for 2003, .43 for 2002 and .41 for 2001; a risk free interest rate range of 3.9% for 2003, 4.5% to 5.1% for 2002 and 5.1% to 5.9% for 2001 and no dividends. Option pricing models, such as the Black-Scholes model, require the input of highly subjective assumptions, including the expected stock price volatility that are subject to change from time to time. Pro forma amounts reflect total compensation expense from the awards made in 1996 through 2003. Since compensation expense from stock options is recognized over the future years' vesting period, and additional awards generally are made every one to two years, pro forma amounts may not be representative of future years' amounts.

In August 1997, the Board of Directors authorized a restricted stock plan and set aside 800,000 of the Company's treasury shares to fund this plan. At June 30, 2003, 82,333 restricted shares had been awarded.

Stock options that could potentially dilute basic earnings per share in the future, which were not included in the fully diluted computation because they would have been antidilutive, were 4,833,950, 4,842,950 and 1,522,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

The Board of Directors has authorized the repurchase of 6,000,000 shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. During the year ended June 30, 2003, no shares were repurchased. A total of 5,009,300 shares have been repurchased through June 30, 2003.

## 11. Income Taxes

Provision (benefit) for income taxes

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Current: | | | |
| Federal | $ (6,630) | $ (16,564) | $ 5,664 |
| Foreign | 2,958 | 470 | 6,005 |
| State and other | 39 | (1,468) | (189) |
| | (3,633) | (17,562) | 11,480 |
| Deferred: | | | |
| Federal | 14,592 | 6,281 | 9,312 |
| Foreign | 1,972 | 2,649 | (100) |
| State and other | (869) | 212 | 363 |
| | (13,489) | 9,142 | 9,575 |
| | $ (17,122) | $ (8,420) | $ 21,055 |

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income (loss) before income taxes and the cumulative effect of the change in accounting, due to the following:

Rate analysis

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Expected tax expense (benefit) | $ (14,706) | $ (8,026) | $ 22,515 |
| State taxes | (4) | (816) | 111 |
| Foreign sales corporation/ extraterritorial income | (1,171) | (685) | (2,986) |
| Effect of foreign operations | (1,046) | 2,517 | 1,280 |
| Effect of rate change in Germany | - | - | (450) |
| Effect of rate change in Canada | - | (585) | - |
| Nondeductible items | 54 | 90 | 638 |
| Other | (249) | (915) | (53) |
| | $ (17,122) | $ (8,420) | $ 21,055 |

Significant components of the Company's deferred tax assets (liabilities) are as follows:

| | June 30 2003 | 2002 |
|---|---|---|
| Deferred tax liabilities: | | |
| Depreciation | $ (87,075) | $ (87,159) |
| Inventory | (1,863) | (690) |
| Other | (9,389) | (2,576) |
| | (98,327) | (90,425) |
| Deferred tax assets: | | |
| Postretirement benefits | 7,164 | 7,505 |
| Inventory costs | 1,617 | 128 |
| Net operating losses | 14,997 | 8,764 |
| Nondeductible reserves | 5,704 | 4,291 |
| Credit carryforwards | 8,783 | - |
| Other | 7,126 | 4,145 |
| | 45,391 | 24,833 |
| Valuation allowances | (7,949) | (6,282) |
| | 37,442 | 18,551 |
| | $ (60,885) | $ (71,874) |

The valuation allowances at June 30, 2003 and 2002 relate specifically to net operating losses in certain foreign and state operations of the Company. Based on the future reversal of deferred tax liabilities and the actions the Company has taken and will continue to take to improve financial performance, management believes it is more likely than not that the net deferred tax assets recorded at June 30, 2003 will be fully utilized after consideration of the valuation allowance recorded. During fiscal year 2003, the Company was able to utilize the valuation allowance of $1,098 through the profitable operation of its Brazilian subsidiary.

The Company had a net refund of income taxes of $18,872 during the year ended June 30, 2003, and paid income taxes of $3,520 and $10,640 during 2002 and 2001, respectively.

For the year ended June 30, 2003, loss before income taxes consisted of $54,343 of domestic loss and $12,327 of foreign income. For the year ended June 30, 2002, loss before income taxes and the cumulative effect of change in accounting consisted of $20,692 of domestic loss and $2,232 of foreign loss. For the year ended June 30, 2001, income before income taxes and the cumulative effect of change in accounting consisted of $49,193 of domestic income and $15,136 of foreign income. At June 30, 2003, the Company has foreign net operating loss carryforwards of approximately $48,724, which have no expiration date and federal and state net operating loss carryforwards of approximately $37,258 and $42,575, respectively which expire between 2017 and 2023. Additionally, the Company has a minimum tax carryforward of $6,351 at June 30, 2003 which has an indefinite life.

**12. Derivatives**

The Company is exposed to certain market risks as a part of its ongoing business operations and uses derivative financial instruments, where appropriate, to manage these risks. Derivatives are financial instruments whose value is derived from one or more underlying financial instruments. Examples of underlying instruments are currencies, commodities and interest rates.

With the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, in 2001, the Company records the fair value of all outstanding derivatives in other assets or other liabilities. Gains and losses related to non-designated instruments or the ineffective portion of any hedge are recorded in various costs and expenses, depending on the nature of the derivative.

The Company does not utilize derivatives for speculative purposes. Derivatives are transaction specific so that a specific debt instrument, contract or invoice determines the amount, maturity and other specifics of the hedge. The Company formally documents all relations between hedging instruments and the hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the hedged items.

The Company periodically uses derivative instruments to reduce financial risk in three areas: interest rates, foreign currency and commodities. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives.

At June 30, 2003, the Company has one interest rate swap agreement outstanding that effectively converts $100,000 of a fixed rate obligation with an interest rate of 8% to a floating rate obligation with a rate of LIBOR plus 1.97%. The arrangement is considered a hedge of a specific borrowing, and differences paid and received under the arrangement are recognized as adjustments to interest expense. This agreement, which is accounted for as a fair value hedge, decreased interest expense by $4,462 and $3,451 for the years ended June 30, 2003 and 2002, respectively. The agreement terminates on October 15, 2010. The fair market value of this agreement at June 30, 2003 and 2002 was $6,067 and $2,555, respectively, and is included in other assets and long-term debt. The fair value is based upon the estimated cost to terminate the agreement, taking into account current interest rates and creditworthiness of counterparties.

In order to minimize market exposure, the Company uses forward contracts to reduce price fluctuations in a desired percentage of forecasted purchases of natural gas over a period of generally less than one year. There were no natural gas contracts outstanding at June 30, 2003 requiring fair value treatment. At June 30, 2002, the Company had natural gas contracts outstanding and included in other assets with a fair value of $424. The fair value is based upon exchange quoted market prices of comparable instruments. While the contract outstanding as of June 30, 2002 did not qualify for hedge accounting, neither its effect on the results of operations nor the year-end position was material to the Company's overall results.

The Company may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

### 13. Employee Benefit Plans

The Company has defined contribution retirement plans covering U.S. employees. The Company contributes 1% of the employee's gross compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's gross compensation. The plan also provides for additional contributions by the Company contingent upon the Company's results of operations. Contribution expense for the retirement plans for the years ended June 30, 2003, 2002 and 2001 was $5,824, $5,656 and $6,204, respectively.

The Company also provides medical, dental, and life insurance postretirement plans covering certain U.S. employees who meet specified age and service requirements. Certain employees who met specified age and service requirements on March 15, 1993 are covered by their previous employer and are not covered by these plans. The Company's current policy is to fund the cost of these benefits as payments to participants are required. The Company has established cost maximums to more effectively control future medical costs. Effective July 1, 2002 the Company amended its postretirement medical plan to among other things reduce the level of cost maximums per eligible employee.

The components of net periodic benefit costs are as follows:

Effect on operations

| | Year Ended June 30 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost for benefits earned | $ 660 | $ 725 | $ 805 |
| Interest cost on benefit obligation | 1,132 | 1,250 | 1,169 |
| Amortization of unrecognized prior service cost | (1,125) | (600) | (600) |
| (Gain)/loss | 96 | - | - |
| Total cost | $ 763 | $ 1,375 | $ 1,374 |

The following table provides a reconciliation of the changes in the plans' benefit obligations over the two-year period ending June 30, 2003, and a statement of the plans' funded status as of June 30, 2003 and 2002:

| | June 30 2003 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Obligation at beginning of year | $ 15,845 | $ 15,585 |
| Service cost | 660 | 725 |
| Interest cost | 1,132 | 1,250 |
| Participant contributions | 179 | 113 |
| Actuarial loss | 3,736 | 3,280 |
| Benefits paid | (1,191) | (973) |
| Amendments | - | (4,135) |
| Underfunded status at end of year | 20,361 | 15,845 |
| Unrecognized prior service cost | 4,766 | 5,891 |
| Unrecognized loss | (6,510) | (2,870) |
| Other | 911 | 755 |
| Net amount recognized in the consolidated balance sheet | $ 19,528 | $ 19,621 |

The amount recognized in the consolidated balance sheets as of June 30, 2003 and 2002 includes $646 and $458, respectively which is classified in accrued expenses as the amount of benefits expected to be paid in fiscal year 2004 and 2003, respectively.

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plans is 12.0% for 2004 and is assumed to decrease gradually to 5.0% in 2011 and remain level thereafter. Due to the benefit cost limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25% at June 30, 2003 and 7.25% at June 30, 2002.

**14. Significant Customer**

Net sales to The Procter & Gamble Company and its affiliates for the years ended June 30, 2003, 2002 and 2001 were 20%, 20% and 26%, respectively, of total net sales.

**15. Segment Information**

Historically, the Company has reported results in one segment. Although nonwoven materials, processes, customers, distribution methods and regulatory environment are very similar to specialty fibers, management believes it is now appropriate for nonwoven materials to be disclosed as a separate reporting segment from specialty fibers. The specialty fiber segment is an aggregation of cellulosic fibers based on both wood and cotton. The Company's management makes financial decisions and allocates resources based on the sales and operating income of each segment. The Company allocates selling, research, and administration expenses to each segment and management uses the resulting operating income to measure the performance of the segments. The financial information attributed to these segments is included in the following table:

| | | Specialty Fibers | Nonwoven Materials | Corporate | Total |
|---|---|---|---|---|---|
| **Net sales** | **2003** | **$ 466,524** | **$ 195,860** | **$ (21,302)** | **$ 641,082** |
| | 2002 | 471,057 | 184,134 | (19,973) | 635,218 |
| | 2001 | 551,456 | 204,328 | (24,256) | 731,528 |
| **Operating income (loss)** | **2003** | **41,935** | **3,978** | **(39,087)** | **6,826** |
| | 2002 | 39,518 | (2,130) | (8,823) | 28,565 |
| | 2001 | 107,462 | 4,711 | (1,026) | 111,147 |
| **Depreciation and amortization of intangibles** | **2003** | **29,344** | **16,096** | **3,589** | **49,029** |
| | 2002 | 29,462 | 14,735 | 3,212 | 47,409 |
| | 2001 | 29,339 | 13,163 | 7,661 | 50,163 |
| **Total assets** | **2003** | **516,118** | **360,574** | **233,963** | **1,110,655** |
| | 2002 | 515,041 | 354,645 | 265,051 | 1,134,737 |
| | 2001 | 524,704 | 338,902 | 211,944 | 1,075,550 |
| **Capital expenditures** | **2003** | **24,670** | **3,194** | **560** | **28,424** |
| | 2002 | 19,677 | 14,986 | 1,309 | 35,972 |
| | 2001 | 43,364 | 107,271 | 2,398 | 153,033 |

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The corporate segment includes operating elements such as segment eliminations and charges related to restructuring and asset impairment. Corporate net sales represents the elimination of intersegment sales included in the specialty fibers reporting segment. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. Certain partially impaired assets are included in the total assets for the reporting segments, but the associated asset impairment charges are included in the corporate category. These asset impairment charges and the segments they relate to are discussed further in Note 4, Restructuring and Impairment Costs, to these Consolidated Financial Statements. Corporate assets primarily include cash, goodwill and intellectual property.

The Company's identifiable product lines are chemical cellulose, customized fibers, fluff pulp and nonwoven materials. Chemical cellulose is used to impart purity, strength and viscosity in the manufacture of diverse products such as food casings, rayon filament, acetate fibers, thickeners for consumer products, cosmetics and pharmaceuticals. Customized fibers are used to provide porosity, color permanence, strength and tear resistance in filters, premium letterhead, currency paper and personal stationery as well as absorbency and softness in cotton balls and cotton swabs. Fluff pulp and nonwoven materials are used to increase absorbency and fluid transport in products such as disposable diapers, feminine hygiene products and adult incontinence products. Additionally, nonwoven materials are used to enhance fluid management and strength in wipes, tabletop items, food pads, household wipes and mops.

The following provides relative net sales to unaffiliated customers by product line:

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Chemical cellulose | 30% | 32% | 30% |
| Customized fibers | 17% | 18% | 17% |
| Fluff pulp | 22% | 21% | 25% |
| Nonwoven materials | 31% | 29% | 28% |
| | 100% | 100% | 100% |

The Company has manufacturing operations in the United States, Canada, Germany, Ireland and Brazil. The following provides a summary of net sales to unaffiliated customers, based on point of origin, and long-lived assets by geographic areas:

| | Year Ended June 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Net sales: | | | |
| United States | $442,643 | $452,521 | $510,557 |
| Germany | 116,828 | 108,454 | 119,193 |
| Other | 81,611 | 74,243 | 101,778 |
| Total net sales | $641,082 | $635,218 | $731,528 |
| Long-lived assets: | | | |
| United States | $465,967 | $505,814 | $525,850 |
| Canada | 123,349 | 114,885 | 118,837 |
| Germany | 76,754 | 76,606 | 68,787 |
| Other | 87,645 | 82,316 | 80,508 |
| Total long-lived assets | $753,715 | $779,621 | $793,982 |

For the year ended June 30, 2003, the Company's net sales by destination were concentrated in the following geographic markets: North America – 36%, Europe – 38%, Asia – 13%, South America – 6% and Other – 7%.

### 16. Research and Development Expenses

Research and development costs of $9,291, $9,041 and $12,958 were charged to expense as incurred for the years ended June 30, 2003, 2002 and 2001, respectively.

### 17. Commitments

Under two separate agreements expiring at various dates through December 31, 2010, the Company is required to purchase certain timber from specified tracts of land that is available for harvest. The contract price under the terms of these agreements is either at the then current market price or at fixed prices as stated in the contract. At June 30, 2003, estimated annual purchase obligations were as follows: 2004—$13,000; 2005—$13,000; 2006—$13,000; 2007—$13,000; 2008—$13,000 and thereafter—$34,000. Purchases under these agreements for the years ended June 30, 2003, 2002 and 2001 were $15,839, $22,365 and $21,962, respectively.

### 18. Contingencies

The Company's operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. The Company devotes significant resources to maintaining compliance with these laws and regulations. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including standards applicable to wastewater discharges and air emissions) and will continue to incur substantial costs to comply with these requirements. Because it is difficult to predict the scope of future requirements, there can be no assurance that the Company will not incur material environmental compliance costs or liabilities in the future.

The Foley Plant discharges treated wastewater into the Fenholloway River. Under the terms of an agreement with the Florida Department of Environmental Protection ("FDEP"), approved by the U. S. Environmental Protection Agency ("EPA") in 1995, the Company agreed to a comprehensive plan to attain Class III ("fishable/swimmable") status for the Fenholloway River under applicable Florida law (the "Fenholloway Agreement"). The Fenholloway Agreement requires the Company, among other things, to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river, and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location. The Company has already made significant expenditures to make the in-plant process changes required by the Fenholloway Agreement, and the Company estimates, based on 1997 projections, it may incur additional capital expenditures of approximately $40 million over several years to comply with the remaining obligations under the Fenholloway Agreement.

The EPA requested additional environmental studies to identify possible alternatives to the relocation of the discharge point to determine if more cost effective technologies are available to address both Class III water quality standards for the Fenholloway River and anticipated EPA "cluster rules" applicable to wastewater discharges from dissolving kraft pulp mills, like the Foley Plant. The Company completed the process changes within the Foley Plant as required by the Fenholloway Agreement. The other requirements of the Fenholloway Agreement have been deferred until the EPA objections to the renewal permit are satisfactorily resolved. Consequently, the capital expenditures may be delayed, and the total capital expenditures for the Foley Plant may increase if costs increase or the Company is required by the "cluster rules" or other regulations to implement other technologies.

While the EPA has not yet finalized the wastewater standards under the "cluster rules" applicable to dissolving kraft pulp mills like the Foley Plant, the EPA has issued air emission standards applicable to the Foley Plant. In addition, the EPA has proposed boiler air emission standards that could be applicable to the Foley Plant. It is not possible to accurately estimate the cost of future compliance, but substantial capital expenditures could be required in fiscal year 2005 and thereafter. These possible expenditures could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management that such litigation and claims will be resolved without a materially adverse effect on the Company's financial position or results of operations.

**19. Fair Values of Financial Instruments**

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The fair value of the Company's long-term public debt is based on an average of the bid and offer prices at short maturities. The fair value of the credit facilities approximates its carrying value due to its variable interest rate. The carrying value of other long-term debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing instruments. The carrying value and fair value of long-term debt at June 30, 2003 were $661,192 and $653,285, respectively and at June 30, 2002 were $697,396 and $656,948, respectively.

**20. Quarterly Results of Operations (Unaudited)**

| Year ended June 30, 2003 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 156,425 | $ 153,146 | $ 163,497 | $ 168,014 |
| Gross margin | 20,381 | 21,795 | 20,273 | 20,412 |
| Operating income (loss) | 11,438 | 12,958 | (19,046) | 1,476 |
| Income (loss) | (778) | 347 | (31,642) | (9,943) |
| Net income (loss) (1) | (519) | 540 | (19,754) | (5,161) |
| Earnings (loss) per share | | | | |
| Basic | (0.01) | 0.01 | (0.53) | (0.14) |
| Diluted | (0.01) | 0.01 | (0.53) | (0.14) |

| Year ended June 30, 2002 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 155,157 | $ 155,708 | $ 164,225 | $ 160,128 |
| Gross margin | 20,045 | 18,936 | 17,946 | 20,328 |
| Operating income (loss) | 11,424 | 10,456 | 7,430 | (745) |
| Income (loss) before cumulative effect of change in accounting | 12 | (848) | (4,169) | (9,499) |
| Net income (loss) (2) | (11,488) | (848) | (4,169) | (9,499) |
| Earnings (loss) per share before cumulative effect of change in accounting: | | | | |
| Basic (3) | 0.00 | (0.02) | (0.12) | (0.27) |
| Diluted (3) | 0.00 | (0.02) | (0.12) | (0.27) |
| Earnings (loss) per share | | | | |
| Basic | (0.33) | (0.02) | (0.12) | (0.27) |
| Diluted | (0.33) | (0.02) | (0.12) | (0.27) |

(1) Third quarter of 2003 includes a pretax $29,746 charge ($19,327 after tax) for impairment costs and fourth quarter of 2003 includes a pretax $8,393 charge ($5,351 after tax) for restructuring and impairment costs which are further described in Note 4.

(2) Fourth quarter of 2002 includes a pretax $11,589 charge ($7,596 after tax) for restructuring and impairment costs which is further described in Note 4.

(3) The sums of the quarterly earnings per share do not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

**21. Subsequent Event**

The Company announced on September 2, 2003 that it plans to offer $200 million of senior notes due 2013 in a private offering. The notes will be guaranteed by certain of the Company's subsidiaries. The Company anticipates using a portion of the net proceeds from the private placement to redeem its 8.5% senior subordinated notes due 2005, pay the related redemption premium and repay a portion of its existing bank debt. The Company can make no assurance this offering will be completed.

*Report of Management*

The management of Buckeye Technologies Inc. is committed to providing financial reports that are complete, accurate, and easily understood.

The consolidated financial statements and financial information included in this report have been prepared in accordance with accounting principles generally accepted in the United States and in the opinion of management fairly and completely present the Company's financial results. Our auditor, Ernst & Young LLP, has examined our financial statements and expressed an unqualified opinion.

Ensuring the accuracy of financial statements starts at the top of the Company. Our Board of Directors provides oversight as the representative of the stockholders. Our Audit Committee, consisting entirely of independent Directors, meets regularly with management and the auditors to review our financial reports.

The Company's senior management, our Corporate Leadership Team, is actively involved in all aspects of the business. This group understands key strategies and monitors financial results. We maintain a system of internal controls which provides reasonable assurance that transactions are accurately recorded and assets are safeguarded. All of the Company's officers and financial executives adhere to the Company's Code of Ethics and provide written confirmation of their compliance annually.

Buckeye was built on a foundation of integrity and honesty. We take responsibility for the quality and accuracy of our financial reporting.

David B. Ferraro
Chairman of the Board and
Chief Executive Officer

John B. Crowe
President and Chief
Operating Officer

Gayle L. Powelson
Senior Vice President and
Chief Financial Officer

*Report of Independent Auditors*

To the Board of Directors and Stockholders of Buckeye Technologies Inc.

We have audited the accompanying consolidated balance sheets of Buckeye Technologies Inc. as of June 30, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Buckeye Technologies Inc. at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001, the Company changed its method of depreciation for certain equipment, and in 2002, the Company adopted Statement of Financial Accounting Standards No. 142.

Ernst & Young LLP

Memphis, Tennessee
July 30, 2003 (except for Note 21, as to which the date is September 2, 2003)

# SELECTED FINANCIAL DATA

| (In thousands, except per share data) | Year Ended June 30 2003 (a) | 2002 (b) | 2001 (c) | 2000 (d) | 1999 |
|---|---|---|---|---|---|
| Operating Data: | | | | | |
| Net sales | $ 641,082 | $ 635,218 | $ 731,528 | $ 755,544 | $ 650,295 |
| Operating income | 6,826 | 28,565 | 111,147 | 136,908 | 113,024 |
| Net income (loss) | (24,894) | (26,004) | 46,523 | 59,117 | 48,018 |
| Basic earnings (loss) per share | (0.67) | (0.74) | 1.35 | 1.68 | 1.34 |
| Diluted earnings (loss) per share | (0.67) | (0.74) | 1.32 | 1.65 | 1.32 |
| Balance sheet data: | | | | | |
| Total assets | $1,110,655 | $1,134,737 | $1,075,550 | $ 939,409 | $ 756,247 |
| Total debt | 664,475 | 701,218 | 654,679 | 532,875 | 441,214 |
| Other data: | | | | | |
| Operating cash flow | $ 55,206 | $ 27,925 | $ 68,584 | $ 138,695 | $ 97,831 |
| Adjusted EBITDA (e) | 92,678 | 84,210 | 158,959 | 180,773 | 152,301 |

(a) Includes a pretax charge of $38,139 ($24,678 after tax) for restructuring and impairment costs. (See Note 4 to the Consolidated Financial Statements.)

(b) Includes a pretax charge of of $11,589 ($7,596 after tax) for restructuring and impairment costs. (See Note 4 to the Consolidated Financial Statements.) Includes the $11,500 cumulative effect of a change in accounting relating to a goodwill impairment charge for our converting plant at King, North Carolina under the transition rules of FAS 142.
(See Note 2 to the Consolidated Financial Statements.)

(c) Includes the operations of Americana from August 1, 2000, its date of acquisition. (See Note 3 to the Consolidated Financial Statements.) Includes the $3,249 cumulative effect of a change in accounting relating to a change in depreciation methods from straight-line to units-of-production for some cotton cellulose and airlaid nonwovens equipment. (See Note 2 to the Consolidated Financial Statements.)

(d) Includes the operations of Walkisoft from October 1, 1999, its date of acquisition.

(e) EBITDA and Adjusted EBITDA are defined in our Form 10-K. The following table reconciles Adjusted EBITDA, as presented above, to net income (loss) determined in accordance with GAAP:

| | Year Ended June 30 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net income (loss) | $(24,894) | $(26,004) | $ 46,523 | $ 59,117 | $ 48,018 |
| Income tax expense (benefit) | (17,122) | (8,420) | 21,055 | 30,000 | 22,312 |
| Net interest expense and amortization of debt costs | 46,464 | 48,051 | 44,756 | 42,744 | 38,873 |
| Depreciation, depletion and amortization | 49,029 | 47,409 | 50,163 | 48,171 | 42,708 |
| EBITDA | $ 53,477 | $ 61,036 | $162,497 | $180,032 | $151,911 |
| Interest income | 1,062 | 535 | 1,097 | 741 | 390 |
| Cumulative effect of change in accounting | - | 11,500 | (3,249) | - | - |
| Asset impairment | 36,503 | 9,984 | - | - | - |
| Restructuring charges | 1,636 | 1,605 | - | - | - |
| Other (gains) losses | - | (450) | (1,386) | - | - |
| Adjusted EBITDA | $ 92,678 | $ 84,210 | $158,959 | $180,773 | $152,301 |

## Stock Listings and Stockholders

Buckeye Technologies Inc. is traded on the New York Stock Exchange under the symbol BKI. There were approximately 6,500 stockholders on August 29, 2003, based on the number of record holders of our common stock and an estimate of the number of individual participants represented by security position listings. The table to right sets forth the high and low sales prices for our common stock.

| | Year Ended June 30 | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| | **High** | **Low** | **High** | **Low** |
| First quarter (ended September 30) | $10.30 | $6.40 | $14.40 | $8.64 |
| Second quarter (ended December 31) | 7.46 | 5.10 | 12.14 | 7.77 |
| Third quarter (ended March 31) | 6.22 | 4.21 | 13.05 | 9.50 |
| Fourth quarter (ended June 30) | 7.24 | 4.35 | 12.15 | 9.40 |

We have no plans to pay dividends in the foreseeable future.

## Corporate Headquarters

Buckeye Technologies Inc.
1001 Tillman Street
P.O. Box 80407
Memphis, TN 38108-0407
Telephone: 901-320-8100
Fax: 901-320-8836
Web site: www.bkitech.com

## Transfer Agent and Registrar

Wachovia Bank, N.A.
Finance Group – NC1196
Corporate Trust Operations
1525 West W.T. Harris Boulevard-3C3
Charlotte, NC 28288-1153

## Auditors

Ernst & Young LLP
2400 One Commerce Square
Memphis, TN 38103

## Annual Meeting

The annual meeting of stockholders of Buckeye Technologies Inc. will be held on Thursday, November 6, 2003, at 5:00 p.m. (CST) at its headquarters, 1001 Tillman Street, Memphis, Tennessee.

## Supplemental Information

For copies of the Form 10-K report filed with the Securities and Exchange Commission, or for additional information about Buckeye, please access the Company's web site at www.bkitech.com, or contact: Gordon Mitchell, Investor Relations Manager, Buckeye Technologies Inc., 1001 Tillman Street, P.O. Box 80407, Memphis, TN 38108-0407, Telephone: 901-320-8256, Fax: 901-320-8836, E-mail: gordon_mitchell@bkitech.com

## Corporate Officers

**David B. Ferraro**
Chairman and Chief Executive Officer

**John B. Crowe**
President and Chief Operating Officer

**Charles S. Aiken**
Senior Vice President, Nonwovens Manufacturing

**R. Howard Cannon**
Senior Vice President, Wood Cellulose

**Sheila Jordan Cunningham**
Senior Vice President, General Counsel and Secretary

**George B. Ellis**
Senior Vice President, Cotton Cellulose

**William M. Handel**
Senior Vice President, Human Resources

**Paul N. Horne**
Senior Vice President, Cotton Cellulose

**Kristopher J. Matula**
Senior Vice President, Nonwovens and Corporate Strategy

**Gayle L. Powelson**
Senior Vice President, Chief Financial Officer

**F. Gray Carter**
Vice President, Lumberton Operations

**Christian Chavassieu**
Vice President, Specialty Wood Cellulose Sales

**Jeffery T. Cook**
Vice President, Product and Market Development

**Susan L. H. Crenshaw**
Vice President, Nonwovens and Absorbent Fibers Product Development

**Thomas R. Day**
Vice President, Cotton Cellulose Sales – Americas and Far East

**Govert C. Deketh**
Vice President, Cotton Cellulose Sales – Europe and Middle East

**Douglas L. Dowdell**
Vice President, Absorbent Fiber Sales

**Howard A. Drew**
Vice President, Wood Cellulose Manufacturing

**John P. Erspamer**
Vice President, Nonwovens Product Development

**Horst Göttsche-Kühn**
Vice President, Cotton Cellulose Sales – Europe and Middle East

**Danny R. Moore**
Vice President, Process Technology

**Marko M. Rajamaa**
Vice President, Nonwovens Sales – Europe and Middle East

**Frederick E. Ring**
Vice President, Purchasing and Logistics

**Reggie D. Thompson**
Vice President, Supplier Business Development

**Elizabeth J. Welter**
Vice President, Corporate Accounting and Treasurer

## Board of Directors

**George W. Bryan**
Chairman, Old Waverly Investments

**Robert E. Cannon**
Presiding Director
Retired CEO, Buckeye Technologies Inc.

**R. Howard Cannon**
Senior Vice President, Wood Cellulose,
Buckeye Technologies Inc.

**Red Cavaney**
President and Chief Executive Officer,
American Petroleum Institute

**David B. Ferraro**
Chairman of the Board and Chief Executive Officer,
Buckeye Technologies Inc.

**Henry F. Frigon**
Private Investor and Consultant

**Samuel M. Mencoff**
Managing Director,
Madison Dearborn Partners, Inc.


SHOWING
BUCKEYE
REPORT

BUCKEYE
TECHNOLOGIES INC.

1001 Tillman Street Tel: 901.320.8100

P.O. Box 80407 Fax: 901.320.8836

Memphis, TN 38108-0407 www.bkitech.com